                                                             File Nos.
                                                                       811-8848


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              Initial Registration

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 17

                            SEPARATE ACCOUNT VA-P OF
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                           (Exact Name of Registrant)

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              (Name of Depositor)
                               440 Lincoln Street
                              Worcester, MA 01653
              (Address of Depositor's Principal Executive Offices)
                                 (508) 855-1000
              (Depositor's Telephone Number, including Area Code)

                  Abigail M. Armstrong, Secretary and Counsel
             Allmerica Financial Life Insurance and Annuity Company
                               440 Lincoln Street
                              Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

         ___ immediately upon filing pursuant to paragraph (b) of Rule 485
         ___ on (date) pursuant to paragraph (b) of Rule 485
         ___ 60 days after filing pursuant to paragraph (a) (1) of Rule 485
         ___ on (date) pursuant to paragraph (a) (1) of Rule 485
         ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment


                           VARIABLE ANNUITY POLICIES

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). The Rule 24f-2 No filing fee is submitted as a filing fee is not required for this type of filing.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is making this filing in order to register a new flexible payment variable annuity contract, which is the purpose of this initial Registration Statement under the Securities Act of 1933 and amendment under the Investment Company Act of 1940. Registrant does not intend this filing to delete or amend any currently effective prospectus, statement of additional information, or supplements thereto, contained in any other registration statement of the Registrant under the Securities Act of 1933.


            CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                          ITEMS CALLED FOR BY FORM N-4

FORM N-4 ITEM NO.          CAPTION IN PROSPECTUS
-----------------          ---------------------
1..........................Cover Page

2..........................Special Terms

3..........................Summary of Fees and Expenses;  Summary of Contract Features

4..........................Condensed Financial Information;  Performance Information

5..........................Description of the Company, the Variable Account, and Pioneer Variable
                           Contracts Trust

6..........................Charges and Deductions

7..........................Description of the Contract -- the Accumulation Phase

8..........................Electing the Annuity Date;  Description of Annuity Payout Options;
                           Annuity Benefit Payments

9..........................Death Benefit

10.........................Payments;  Computation of Values;  Distribution

11.........................Surrender;  Withdrawals;  Charges for Surrender and Withdrawal; Withdrawal
                           Without Surrender Charge;  Texas Optional Retirement Program

12.........................Federal Tax Considerations

13.........................Legal Matters

14.........................Statement of Additional Information - Table of Contents

FORM N-4 ITEM NO.          CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------          ----------------------------------------------
15.........................Cover Page

16.........................Table of Contents

17.........................General Information and History

18.........................Services

19.........................Underwriters

20.........................Underwriters

21.........................Performance Information

22.........................Annuity Benefit Payments

23.........................Financial Statements

                      ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                     WORCESTER, MASSACHUSETTS

                        This Prospectus provides important information about
                        the Pioneer XtraVision variable annuity contract
                        issued by Allmerica Financial Life Insurance and
   PLEASE READ THIS     Annuity Company in all jurisdictions except New York.
 PROSPECTUS CAREFULLY   The contract is a flexible payment tax-deferred
 BEFORE INVESTING AND   combination variable and fixed annuity offered on
  KEEP IT FOR FUTURE    both a group and individual basis.
      REFERENCE.        The Variable Account, known as Separate Account VA-P
                        is subdivided into Sub- Accounts, each investing exclusively in shares of one of the following portfolios:

  ANNUITIES INVOLVE     Emerging Markets Portfolio                           Growth and Income Portfolio
   RISKS INCLUDING      International Growth Portfolio                       Equity-Income Portfolio
    POSSIBLE LOSS       Europe Portfolio                                     Balanced Portfolio
    OF PRINCIPAL.       Capital Growth Portfolio                             Swiss Franc Bond Portfolio
                        Growth Shares Portfolio                              America Income Portfolio
                        Real Estate Growth Portfolio                         Money Market Portfolio

                          The Fixed Account is part of the Company's General
                          Account and pays an interest rate guaranteed for
                          one year from the time a payment is received. The
                          Guarantee Period Accounts offer fixed rates of
                          interest for specified periods ranging from 2 to
                          10 years. A Market Value Adjustment is applied to
                          payments removed from a Guarantee Period Account
   THIS ANNUITY IS        before the end of the specified period. The Market
        NOT:              Value Adjustment may be positive or negative.
 - A BANK DEPOSIT OR      Payments allocated to a Guarantee Period Account
   OBLIGATION;            are held in the Company's Separate Account GPA
 - FEDERALLY INSURED;     (except in California where they are allocated to
 - ENDORSED BY ANY        the General Account).
   BANK OR                A Statement of Additional Information dated
   GOVERNMENTAL           ______, 1999 containing more information about
   AGENCY.                this annuity is on file with the Securities and
                          Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Annuity Client
                          Services at 1-800-688-9915. The Table of Contents of the Statement of Additional Information is listed on page 4 of this Prospectus.

                          This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

                          THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                        DATED _________, 1999

                               TABLE OF CONTENTS

SPECIAL TERMS.........................................................................          5
SUMMARY OF FEES AND EXPENSES..........................................................          7
SUMMARY OF CONTRACT FEATURES..........................................................         12
PERFORMANCE INFORMATION...............................................................
DESCRIPTION OF THE COMPANIES, THE VARIABLE............................................         16
ACCOUNTS, AND PIONEER VARIABLE CONTRACTS TRUST........................................         16
INVESTMENT OBJECTIVES AND POLICIES....................................................         17
INVESTMENT MANAGEMENT SERVICES........................................................         19
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.................................         19
  A. Payments.........................................................................         19
  B. Payment Credits..................................................................         20
  C. Computation of Values............................................................         20
      The Accumulation Unit...........................................................         20
      Net Investment Factor...........................................................         21
  D. Right to Cancel..................................................................         21
  E. Transfer Privilege...............................................................         21
      Automatic Transfers (Dollar Cost Averaging).....................................         22
      Automatic Account Rebalancing...................................................         22
  F. Surrender and Withdrawals........................................................         23
      Systematic Withdrawals..........................................................         24
      Withdrawal Without Surrender Charge.............................................         24
      Life Expectancy Distributions...................................................         25
      Systematic Level Free of Surrender Charge Withdrawal Program....................         25
  G. Death Benefit....................................................................         25
      Standard Death Benefit..........................................................         26
      Optional Enhanced Death Benefit.................................................         26
      Payment of the Death Benefit Prior to the Annuity Date..........................         27
  H. The Spouse of the Owner as Beneficiary...........................................         28
  I. Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider.........................         28
  J. Assignment.......................................................................         30
ANNUITIZATION -- THE PAYOUT PHASE.....................................................         30
  A. Electing the Annuity Date........................................................         31
  B. Choosing the Annuity Payout Option...............................................         31
  C. Description of Variable Annuity Payout Options...................................         32
  D. Variable Annuity Benefit Payments................................................         33
      The Annuity Unit................................................................         33
      Determination of the First Annuity Benefit Payment..............................         33
      Determination of the Number of Annuity Units....................................         33
      Dollar Amount of Subsequent Variable Annuity Benefit Payments...................         34
      Payment of Annuity Benefit Payments.............................................         34
  E. Transfers of Annuity Units.......................................................         34
  F. Withdrawals After the Annuity Date...............................................         34
      Payment Withdrawal Amount Option................................................         35
      Present Value Withdrawal Option.................................................         35
      Present Value Determination.....................................................         36
  G. Optional Annuitization Riders....................................................         36
      Minimum Annuitization Floor ("MAF") Rider.......................................         36
      Annuitization Payment Ratchet ("APR") Rider.....................................         36
  H. Reversal of Annuitization........................................................         37
  I. NORRIS Decision..................................................................         37

CHARGES AND DEDUCTIONS................................................................         38
  A. Variable Account Deductions......................................................         38
      Mortality and Expense Risk Charge...............................................         38
      Administrative Expense Charge...................................................         38
      Other Charges...................................................................         39
  B. Contract Fee.....................................................................         39
  C. Optional Rider Charges...........................................................         39
  D. Premium Taxes....................................................................         39
  E. Surrender Charge.................................................................         40
      Calculation of Surrender Charge.................................................         40
      Reduction or Elimination of Surrender Charge and Additional Amounts Credited....         41
  F. Transfer Charge..................................................................         42
GUARANTEE PERIOD ACCOUNTS.............................................................         43
FEDERAL TAX CONSIDERATIONS............................................................         44
  A. General..........................................................................         45
      The Company.....................................................................         45
      Diversification Requirements....................................................         45
      Investor Control................................................................         45
  B. Qualified and Non-Qualified Contracts............................................         46
  C. Taxation of the Contract in General..............................................         46
      Withdrawals Prior to Annuitization..............................................         46
      Annuity Payouts After Annuitization.............................................         46
      Penalty on Distribution.........................................................         47
      Assignments or Transfers........................................................         47
      Nonnatural Owners...............................................................         47
      Deferred Compensation Plans of State and Local Government and Tax-Exempt
       Organizations..................................................................         47
  D. Tax Withholding..................................................................         48
  E. Provisions Applicable to Qualified Employer Plans................................         48
      Corporate and Self-Employed Pension and Profit Sharing Plans....................         48
      Individual Retirement Annuities.................................................         48
      Tax-Sheltered Annuities.........................................................         49
      Texas Optional Retirement Program...............................................         49
STATEMENTS AND REPORTS................................................................         49
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS.....................................         49
CHANGES TO COMPLY WITH LAW AND AMENDMENTS.............................................         50
VOTING RIGHTS.........................................................................         50
DISTRIBUTION..........................................................................         51
SERVICES..............................................................................
LEGAL MATTERS.........................................................................         51
YEAR 2000 COMPLIANCE..................................................................         51
FURTHER INFORMATION...................................................................         52
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT................................        A-1
APPENDIX B -- PERFORMANCE TABLES......................................................        B-1
APPENDIX C -- SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT.......................        C-1
APPENDIX D -- CONDENSED FINANCIAL INFORMATION.........................................        D-1

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY......................................................
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY.......................
SERVICES.............................................................................
UNDERWRITERS.........................................................................
ANNUITY BENEFIT PAYMENTS.............................................................
PERFORMANCE INFORMATION..............................................................
TAX-DEFERRED ACCUMULATION............................................................
FINANCIAL STATEMENTS.................................................................

                                 SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts credited to the Contract on any day before the Annuity Date. The Accumulated Value includes all Payment Credits applied to the Contract.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least two years after the issue date and may not be later than the Owner's (or youngest Joint Owner's) 99th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to Allmerica Financial Life Insurance and Annuity Company.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's issue date or on any anniversary of the issue date.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GROSS PAYMENT BASE: the total of all payments invested in the Contract, less any withdrawals which exceed the Withdrawal Without Surrender Charge amount.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account that corresponds to a Guaranteed Interest Rate for a specified Guarantee Period.

GUARANTEED INTEREST RATE: the annual effective rate of interest, after daily compounding, credited to a Guarantee Period Account.

ISSUE DATE: the date the Contract is issued and the date that is used to measure Contract days, Contract months, Contract years and anniversaries.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

OWNER (OR YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

PAYMENT CREDIT: an amount added to the Contract by the Company when a payment is made to the Contract. The amount will be a specified percentage of the payment.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding portfolio of the Pioneer Variable Contracts Trust.

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, surrender charge, rider charges and Market Value Adjustment.

VALUATION DATE: a day on which the net asset value of the shares of any of the Underlying Portfolios is determined and unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Portfolio's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Separate Account VA-P, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of certain of the Underlying Portfolios.

                          SUMMARY OF FEES AND EXPENSES

There are certain fees and expenses that you will incur directly or indirectly under the Pioneer XtraVision Contract. The purpose of the following tables is to help you understand these various charges. The tables show (1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Portfolios during the accumulation phase. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes."

                                                                       COMPLETE YEARS
                                                                        FROM DATE OF
(1) CONTRACT CHARGES:                                                     PAYMENT       CHARGE
---------------------------------------------------------------------  --------------  ---------

                                                                            0-4          8.5%
                                                                        More than 4      7.5%
SURRENDER CHARGE:*                                                      More than 5      6.5%
 This charge may be assessed upon surrender, withdrawals or reversal    More than 6      5.5%
 of annuitization. The charge is a percentage of payments applied to    More than 7      3.5%
 the amount surrendered (in excess of any amount that is free of        More than 8      1.5%
 surrender charge) within the indicated time period.                    More than 9        0

TRANSFER CHARGE:                                                                         None
  The Company currently does not charge for processing transfers and guarantees that the first 12 transfers in a Contract year will not be subject to a transfer charge. For each subsequent transfer, the
  Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse the Company for the costs of processing the transfer.

  WITHDRAWAL CHARGE AFTER THE ANNUITY DATE:
  If you select either the Payment for a Certain Number of Years, Single Life with Payment for a Certain Number of Years or Life with
  Cash Back annuity benefit option, you may request withdrawals which represent a percentage of the Present Value of the remaining guaranteed annuity payments. See "F. Withdrawals After the Annuity
  Date" for additional information. The interest rate used to determine the Present Value is adjusted in the following manner:

Within 5 years of Issue Date:
  15 or more years of annuity payments being valued   1.00%
  10-14 years of annuity payments being valued       1.50%
  Less than 10 years of annuity payments being valued 2.00%

  The adjustment to the interest rate used to determine the Present
  Value results in lower future annuity payments than if the adjustment had not been made.

ANNUAL CONTRACT FEE:                                                                     $35**
  The fee is deducted annually and upon surrender prior to the
  Annuity Date when Accumulated Value is less than $75,000. The fee is waived for Contracts issued to and maintained by the trustee of a 401(k) plan.

OPTIONAL RIDER CHARGES:
  If rider 1, 2, 3, 4, or 5 is elected, 1/12th of the
  annual charge is deducted pro rata on a monthly basis
  at the end of each Contract month and at termination
  of the Rider. On an annual basis as a percentage of
  Accumulated Value the charge for these riders is:
  1. Minimum Guaranteed Annuity Payout Rider with a
    ten-year waiting period:                                0.35%
  2. Minimum Guaranteed Annuity Payout Rider with a
    fifteen-year waiting period:                            0.20%
  3. Enhanced Death Benefit With Annual Step-Up             0.15%
  4. 7% Enhanced Death Benefit                              0.30%
  5. 7% Enhanced Death Benefit With Annual Step-Up          0.35%

* From time to time, the Company may reduce or eliminate the surrender charge, the period during which it applies, or both, and/or credit additional amounts on Contracts when Contracts are sold to individuals or groups in a manner that reduces sales expenses or where the Owner and Annuitant on the date of issue is within certain classes of eligible individuals. For more information see "Reduction or Elimination of Surrender Charge and Additional Amounts Credited" under "E. Surrender Charges."

** The fee may be lower in some jurisdictions. See Contract Specifications for specific charge.

(2) ANNUAL SUB-ACCOUNT EXPENSES:
  (on an annual basis as a percentage of average daily
    net assets)
  Mortality and Expense Risk Charge:                        1.25%
  Administrative Expense Charge:                            0.15%
                                                          ---------
  Total Asset Charges:                                      1.40%

3) ANNUAL PORTFOLIO EXPENSES: The following table shows the expenses of the Underlying Portfolios as a percentage of average net assets for the year ended December 31, 1998. For more information concerning fees and expenses, see the prospectus for the Underlying Portfolios.

                                                                                                       TOTAL PORTFOLIO
                                                                             OTHER EXPENSES               EXPENSES
                                                  MANAGEMENT FEE               (AFTER ANY            (AFTER ANY WAIVERS/
                                               (AFTER ANY VOLUNTARY        REIMBURSEMENTS AND          REIMBURSEMENTS
PORTFOLIO                                            WAIVERS)                   OFFSETS)                AND OFFSETS)
-------------------------------------------  -------------------------  -------------------------  -----------------------
Emerging Markets Portfolio(1)..............              0.00%                      1.75%                   1.75%(3)
International Growth Portfolio.............              0.96%                      0.47%                   1.43%(2)(3)
Europe Portfolio(1)........................              0.00%                      1.50%                   1.50%(3)
Capital Growth Portfolio...................              0.65%                      0.09%                   0.74%
Growth Shares Portfolio....................              0.61%                      0.27%                   0.88%(3)
Real Estate Growth Portfolio...............              0.98%                      0.21%                   1.19%(3)
Growth and Income Portfolio................              0.64%                      0.22%                   0.86%(3)
Equity-Income Portfolio....................              0.65%                      0.06%                   0.71%
Balanced Portfolio.........................              0.65%                      0.15%                   0.80%
Swiss Franc Bond Portfolio.................              0.65%                      0.25%                   0.90%(2)(3)
America Income Portfolio...................              0.55%                      0.38%                   0.93%(2)(3)
Money Market Portfolio.....................              0.45%                      0.47%                   0.92%(3)

(1)These Portfolios commenced operations on October 30, 1998; therefore expenses shown are annualized after expense reimbursements and should not be considered representative of future expenses.

(2)Total expenses are net of amounts paid in connection with certain expense offset arrangements. Assuming no reduction for expense offset arrangements (but including fee waivers noted in footnote 3 below), total operating expenses for the fiscal year ended December 31, 1998, would have been 1.44% for International Growth Portfolio, 0.91% for Swiss Franc Bond Portfolio and 0.94% for America Income Portfolio.

(3)No waiver of management fees or reimbursement of other expenses affected Capital Growth Portfolio, Equity-Income Portfolio and Balanced Portfolio. For the fiscal year ended December 31, 1998, assuming no waiver of management fees and no expense offset arrangements, Portfolio expenses as a percentage of the average daily net assets were 104.83% for Emerging Markets Portfolio, 1.47% for International Growth Portfolio, 16.56% for Europe Portfolio, 0.92% for Growth Shares Portfolio, 1.20% for Real Estate Growth Portfolio, 0.87% for Growth and Income Portfolio, 0.91% for Swiss Franc Bond Portfolio; 0.94% for America Income Portfolio and 0.97% for Money Market Portfolio. Effective April 1, 1999, Pioneer Investment Management, Inc. ("Pioneer") has agreed to waive a portion of its management fee to the extent required to reduce the fee from 1.00% to 0.80% of the Real Estate Growth Portfolio's average daily net assets.

Pioneer is the investment adviser to each Portfolio. As of the date of this prospectus, Pioneer has agreed voluntarily to limit its management fee and/or reimburse each Portfolio for expenses to the extent that total expenses will not exceed 1.75% for the Emerging Markets Portfolio; 1.50% for the International Growth Portfolio; 1.50% for the Europe Portfolio; 1.25% for the Growth Shares Portfolio, the Real Estate Growth Portfolio, the Growth and Income Portfolio, the Swiss Franc Bond Portfolio and the America Income Portfolio and 1.00% for the Money Market Portfolio. The declaration of a voluntary limitation and/or reimbursement in any year does not bind the Manager to declare future expense limitations with respect to these funds. These limitations/waivers may be terminated at any time with notice.

The Underlying Portfolio information above was provided by the Underlying Portfolios and was not independently verified by the Company.

EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay at 1-year, 3-year, 5-year, and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.04%, and the amount of the Contract fee is assumed to be $0.40 in the examples. The Contract fee is deducted only when the accumulated value is less than $75,000. Lower costs apply to Contracts owned and maintained under a 401(k) plan. Because the expenses of the Underlying Portfolios differ, separate examples are used to illustrate the expenses incurred by the Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

(1a) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders.

WITH SURRENDER CHARGE                                                            1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Emerging Markets Portfolio...................................................   $     105    $     174    $     235    $     346
International Growth.........................................................   $     102    $     165    $     221    $     316
Europe Portfolio.............................................................   $     103    $     167    $     224    $     323
Capital Growth...............................................................   $      96    $     146    $     189    $     248
Growth Shares................................................................   $      97    $     150    $     195    $     262
Real Estate Growth...........................................................   $     100    $     158    $     210    $     293
Growth and Income............................................................   $      97    $     149    $     194    $     260
Equity-Income................................................................   $      96    $     145    $     187    $     245
Balanced.....................................................................   $      97    $     147    $     191    $     254
Swiss Franc Bond.............................................................   $      98    $     150    $     196    $     264
America Income...............................................................   $      98    $     151    $     197    $     267
Money Market.................................................................   $      98    $     151    $     197    $     266

(1)(b) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Minimum Guaranteed Annuity Payout Rider with a ten-year waiting period and the 7% Enhanced Death Benefit Rider With Annual Step-Up.

WITH SURRENDER CHARGE                                                            1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Emerging Markets Portfolio...................................................   $     111    $     191    $     264    $     405
International Growth.........................................................   $     109    $     183    $     250    $     376
Europe Portfolio.............................................................   $     109    $     185    $     253    $     383
Capital Growth...............................................................   $     102    $     164    $     219    $     312
Growth Shares................................................................   $     103    $     168    $     225    $     326
Real Estate Growth...........................................................   $     106    $     176    $     239    $     355
Growth and Income............................................................   $     103    $     167    $     224    $     324
Equity-Income................................................................   $     102    $     163    $     217    $     309
Balanced.....................................................................   $     103    $     165    $     221    $     318
Swiss Franc Bond.............................................................   $     104    $     168    $     226    $     328
America Income...............................................................   $     104    $     169    $     227    $     330
Money Market.................................................................   $     104    $     169    $     227    $     329

(2)(a) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize,* you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and no Riders.

WITHOUT SURRENDER CHARGE                                                         1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Emerging Markets Portfolio...................................................   $      32    $      97    $     165    $     346
International Growth.........................................................   $      29    $      88    $     150    $     316
Europe Portfolio.............................................................   $      29    $      90    $     153    $     323
Capital Growth...............................................................   $      22    $      67    $     115    $     248
Growth Shares................................................................   $      23    $      71    $     122    $     262
Real Estate Growth...........................................................   $      26    $      81    $     138    $     293
Growth and Income............................................................   $      23    $      71    $     121    $     260
Equity-Income................................................................   $      22    $      66    $     114    $     245
Balanced.....................................................................   $      22    $      69    $     118    $     254
Swiss Franc Bond.............................................................   $      23    $      72    $     123    $     264
America Income...............................................................   $      24    $      73    $     125    $     267
Money Market.................................................................   $      24    $      73    $     124    $     266

(2)(b) If, at the end of the applicable time period, you surrender your Contract or you annuitize,* you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Minimum Guaranteed Annuity Payout Rider with a ten-year waiting period and the 7% Enhanced Death Benefit Rider With Annual Step-Up.

WITHOUT SURRENDER CHARGE                                                         1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Emerging Markets Portfolio...................................................   $      38    $     117    $     197    $     405
International Growth.........................................................   $      35    $     107    $     181    $     376
Europe Portfolio.............................................................   $      36    $     109    $     185    $     383
Capital Growth...............................................................   $      28    $      87    $     148    $     312
Growth Shares................................................................   $      30    $      91    $     155    $     326
Real Estate Growth...........................................................   $      33    $     100    $     170    $     355
Growth and Income............................................................   $      30    $      90    $     154    $     324
Equity-Income................................................................   $      28    $      86    $     146    $     309
Balanced.....................................................................   $      29    $      89    $     151    $     318
Swiss Franc Bond.............................................................   $      30    $      92    $     156    $     328
America Income...............................................................   $      30    $      92    $     157    $     330
Money Market.................................................................   $      30    $      92    $     157    $     329

* The Contract fee is not deducted after annuitization. No surrender charges are deducted at or after annuitization under any of the available annuity options.

                          SUMMARY OF CONTRACT FEATURES

WHAT IS THE PIONEER XTRAVISION VARIABLE ANNUITY?

The Pioneer XtraVision variable annuity contract is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

- a customized investment portfolio;

- a Payment Credit equal to 4% of your payment, added to the Contract's Accumulated Value as soon as your payment is applied;

- experienced professional investment advisers;

- tax deferral on earnings;

- guarantees that can protect your family;

- withdrawals during the accumulation and annuitization phases;

- income that you can receive for life;

- issue age up to the 85th birthday of the oldest person among the Owner(s) and the Annuitant(s).

The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments you choose to make among the Sub-Accounts investing in the Portfolios of the Pioneer Variable Contracts Trust (the "Fund"), to the Guarantee Period Accounts, and to the Fixed Account. You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Portfolios and any accumulations in the Guarantee Period and Fixed Accounts. You do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event your death. See discussion below: "WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?"

WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) Three optional Enhanced Death Benefit Riders are also available at issue for a separate monthly charge. See "G. Death Benefit" under "DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE."

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

- the annuity payout option;

- the date annuity benefit payments begin;

- whether you want variable annuity benefit payments based on the investment performance of the Portfolios, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments;

- whether you want certain protections provided under optional annuitization riders.

You may also take a withdrawal every year during the annuity payout phase (two withdrawals annually if you choose an option other than a life annuity). In addition, if you choose a variable option, you may transfer among the available Sub-Accounts.

M-GAP RIDER. The Minimum Guaranteed Annuity Payout Rider ("M-GAP Rider") is available in most jurisdictions. The M-GAP Rider must be purchased during the Contract's accumulation phase for a separate monthly charge. This optional rider provides a guaranteed minimum amount of income under a life contingent fixed annuity payout option. The M-GAP Rider is based on the Company's guaranteed annuity purchase rates.

MAF RIDER AND APR RIDER. Two additional optional riders are available when you annuitize:

(1) The Minimum Annuitization Floor Rider ("MAF Rider") guarantees that the amount of your variable annuity payout will never fall below a specified amount (assuming no withdrawals are taken);

(2) The Annuitization Payment Ratchet Rider ("APR Rider") provides that annuity benefit payments will never decrease as a result of investment performance (assuming no withdrawals are taken).

Both Riders provide for proportionate reductions for withdrawals and the appropriate reduction under the two-thirds and one-half survivor options. There is no periodic charge for the MAF Rider or the APR Rider. However, lower annuity option rates will be used to determine the initial annuity benefit payment. If either Rider is in effect, the first annuity benefit payment will be lower than it would have been without the Rider. Subsequent payments will also be lower unless the guarantees provided by rider are triggered, at which time payments will be higher than if the rider had not been elected.

For more information on these optional annuitization riders, see I. Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and G. Optional Annuitization Riders under ANNUITIZATION -- THE PAYOUT PHASE.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, Allmerica Financial Life Insurance and Annuity Company (for contracts issued in all jurisdictions except New York.) Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

- make payments

- choose investment allocations

- choose annuity options

- receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

- select the Annuitant and beneficiary.

The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit.

HOW MUCH CAN I INVEST AND HOW OFTEN?

The number and frequency of payments are flexible, subject only to a $1,000 minimum for your initial payment and a $50 minimum for any additional payments. A lower initial payment is permitted for certain qualified plans and where monthly payments are being forwarded directly from a financial institution. A minimum of $1,000 is always required to establish a Guarantee Period Account.

Currently, each time you make a payment, you will immediately receive a Payment Credit equal to 4% of your payment. This Payment Credit will be added to the Accumulated Value and will begin earning interest along with your payment.

WHAT ARE MY INVESTMENT CHOICES?

You may choose among the Sub-Accounts investing in the Portfolios, the Guarantee Period Accounts, and the Fixed Account.

THE VARIABLE ACCOUNT. You have the choice of Sub-Accounts investing in the following twelve Underlying Portfolios:

Emerging Markets Portfolio     Growth and Income
                               Portfolio
International Growth           Equity-Income Portfolio
Portfolio
Europe Portfolio               Balanced Portfolio
Capital Growth Portfolio       Swiss Franc Bond Portfolio
Growth Shares Portfolio        America Income Portfolio
Real Estate Growth Portfolio   Money Market Portfolio

For a more detailed description of the Portfolios, see "INVESTMENT OBJECTIVES AND POLICIES."

Each Underlying Portfolio operates pursuant to different investment objectives, discussed below, and this range of investment options enables you to allocate your money among the Portfolios to meet your particular investment needs.

GUARANTEE PERIOD ACCOUNTS. Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account (except in California where assets are held in the Company's General Account). Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The Company may offer up to nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period.

If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the account's value. However, this adjustment will never be applied against your principal. In addition, earnings in the GPA AFTER application of the Market Value Adjustment will not be less than an effective annual rate of 3%. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see "GUARANTEE PERIOD ACCOUNTS."

THE GUARANTEE PERIOD ACCOUNTS ARE NOT AVAILABLE IN ALL STATES AND ARE NOT OFFERED AFTER ANNUITIZATION.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

WHO IS THE INVESTMENT ADVISER FOR THE PORTFOLIOS?

Pioneer Investment Management, Inc. ("Pioneer") is the investment adviser to each Portfolio. Pioneer also provides investment research and portfolio management services to a number of other retail mutual funds and certain institutional clients. As of December 31, 1998, Pioneer advised mutual funds with a total value of over $22 billion, which includes more than 1,000,000 U.S. shareholder accounts and other institutional accounts. Pioneer is a wholly owned subsidiary of The Pioneer Group, Inc. ("PGI"). PGI, established in 1928, is one of America's oldest investment managers and has its principal place of business at 60 State Street, Boston, Massachusetts.

CAN I MAKE TRANSFERS AMONG THE SUB-ACCOUNTS?

Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Portfolios, the Guarantee Period Accounts, and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "E. Tranfser Privilege."

The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. Each calendar year, you can take without a surrender charge the greater of:

(1) 100% of cumulative earnings excluding Payment Credits; or

(2) 15% of the Gross Payment Base (your total gross payments less any withdrawals you may have taken which exceed the Withdrawal Without Surrender Charge amount.)

If greater than the amount available under either (1) or (2) above, the Owner of a qualified Contract or a Contract issued under a Section 457 Deferred Compensation Plan may take each calendar year without charge an amount calculated by the Company based on his or her life expectancy. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age 59 1/2. In addition, WHERE PERMITTED BY LAW, the Company will waive surrender charges if, after the Contract is issued:

- you become disabled before you attain age 65; or

- you are diagnosed with a fatal illness or are confined in a medical care facility for the later of 90 consecutive days or one year after the issue date.

Additional amounts may be withdrawn at anytime. However, the withdrawal of payments that have not been invested in the Contract for more than nine years may be subject to surrender charge. A Market Value

Adjustment will apply to withdrawals from a Guarantee Period Account prior to the expiration of the Guarantee Period.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover of your Contract.

If you cancel the Contract, you will receive the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, less the Payment Credit, plus any fees or charges that may have been deducted. However, if required in your state or if the Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your gross payment. In certain jurisdictions this refund may be the greater of (1) your gross payment or (2) the Accumulated Value adjusted for an Market Value Adjustment, less any Payment Credit, plus any fees or charges previously deducted. See "D. Right to Cancel."

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

- You may assign your ownership to someone else, except under certain qualified plans.

- You may change the beneficiary, unless you have designated an irrevocable beneficiary.

- You may change your allocation of payments.

- You may make transfers among the Sub-Accounts without any tax consequences.

- You may cancel your Contract within ten days of delivery (or longer if required by state law).

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                      AND PIONEER VARIABLE CONTRACTS TRUST

THE COMPANY. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000. Allmerica Financial is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1998, Allmerica Financial had over $14 billion in assets and over $26 billion of life insurance in force.

Effective October 1, 1995, Allmerica Financial changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. Allmerica Financial is an indirect wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). First Allmerica, originally organized under the laws of Massachusetts in 1844 as a mutual life insurance company and known as State Mutual Life Assurance Company of America, converted to a stock life insurance company on October 16, 1995 and adopted its present name. First Allmerica is the fifth oldest life insurance company in America.

Allmerica Financial is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness, and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT

The Company maintains a separate account called Separate Account VA-P (the "Variable Account"). The Variable Account was authorized by vote of the Board of Directors of the Company on October 27, 1994. The Variable Account meets the definition of a "separate account" under federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act"). This registration does not involve the supervision or management of investment practices or policies of the Variable Account or the Company by the SEC.

Separate Account VA-P is a separate investment account of the Company with twelve Sub-Accounts. The assets used to fund the variable portions of the Contract are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of the general business of the Company. The income, capital gains or capital losses of each Sub-Account, however, are allocated to each Sub-Account, without regard to any other income, capital gains or capital losses of the Company. Obligations under the Contract are obligations of the Company. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

The Company reserves the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. The Company may offer other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. The Variable Account also may invest in other underlying portfolios which are not available to the Contracts described in this Prospectus.

PIONEER VARIABLE CONTRACTS TRUST

Pioneer Variable Contracts Trust (the "Fund") is an open-end, management investment company registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of the Fund or its separate investment Portfolios. Pioneer Investment Management, Inc. ("Pioneer") is the investment adviser to each Portfolio.

The Fund was established to provide an investment vehicle for assets of various separate accounts supporting variable insurance policies. The Fund currently has twelve investment portfolios ("Underlying Portfolios"), each issuing a separate series of shares: Emerging Markets Portfolio, International Growth Portfolio, Europe Portfolio, Capital Growth Portfolio, Growth Shares Portfolio, Real Estate Growth Portfolio, Growth and Income Portfolio, Equity-Income Portfolio, Balanced Portfolio, Swiss Franc Bond Portfolio, America Income Portfolio and Money Market Portfolio. The assets of each Portfolio are held separately from the assets of the other Portfolios. Each Portfolio operates as a separate investment vehicle, and the income or losses of one Portfolio have no effect on the investment performance of another Portfolio. Shares of the Fund may be sold directly to separate accounts established and maintained by insurance companies for the purpose of funding variable contracts and to certain qualified pension and retirement plans.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Portfolios is set forth below. More detailed information regarding the investment objectives, restrictions and risks, expenses paid by the Underlying Portfolios, and other relevant information regarding the Underlying Portfolios may be found in the prospectus for the Fund, which accompanies this Prospectus and should be read carefully before investing. The Statement of Additional Information for the Fund is available upon request.

EMERGING MARKETS PORTFOLIO -- seeks long-term growth of capital. The Portfolio invests primarily in securities of issuers in countries with emerging economies or securities markets and related depositary receipts.

INTERNATIONAL GROWTH PORTFOLIO -- seeks long-term growth of capital primarily through investments in non-U.S. equity securities and related depository receipts.

EUROPE PORTFOLIO -- seeks long-term growth of capital. The Portfolio invests in a diversified portfolio consisting primarily of securities of European companies and in depositary receipts for such securities.

CAPITAL GROWTH PORTFOLIO -- seeks capital appreciation through a diversified portfolio of securities consisting primarily of common stocks.

GROWTH SHARES PORTFOLIO -- seeks appreciation of capital through investments in common stock, together with preferred stocks, bonds, and debentures which are convertible into common stocks. Current income will be incidental to the Portfolio's primary objective.

REAL ESTATE GROWTH PORTFOLIO -- seeks long-term growth of capital primarily through investments in the securities of real estate investment trusts (REITS) and other real estate industry companies.

GROWTH AND INCOME PORTFOLIO -- seeks reasonable income and growth by investing in a broad list of carefully selected, reasonably priced securities.

EQUITY-INCOME PORTFOLIO -- seeks current income and long-term capital growth by investing in a portfolio of income-producing equity securities of U.S. corporations.

BALANCED PORTFOLIO -- seeks capital growth and current income by actively managing investments in a diversified portfolio of equity securities and bonds.

SWISS FRANC BOND PORTFOLIO -- seeks to approximate the performance of the Swiss franc relative to the U.S. dollar while earning a reasonable level of income.

AMERICA INCOME PORTFOLIO -- seeks as high a level of current income as is consistent with the preservation of capital. This Portfolio invests exclusively in United States ("U.S.") Government Securities and in "when issued" commitments and repurchase agreements with respect to such securities.

MONEY MARKET PORTFOLIO -- seeks current income consistent with preserving capital and providing liquidity.

If there is a material change in the investment policy of a Sub-Account or the Underlying Portfolio in which it invests, the Owner will be notified of the change. If the Owner has values allocated to that Sub-Account, the Company will transfer it without charge on written request by the Owner to another Sub-Account or to the Fixed Account. The Company must receive such written request within 60 days of the later of (1) the effective date of the change in the investment policy, or (2) the receipt of the notice of the Owner's right to transfer.

THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE PORTFOLIOS WILL BE MET.

                          INVESTMENT ADVISORY SERVICES

Each Portfolio pays a management fee to Pioneer for managing its investments and business affairs. Each Portfolio's management fee is computed daily and paid monthly at the following annual rate:

                                                                                              MANAGEMENT FEE AS A
                                                                                               % OF PORTFOLIO'S
                                                                                                    AVERAGE
                                                                                               DAILY NET ASSETS
                                                                                            -----------------------
Emerging Markets Portfolio................................................................             1.15%
International Growth......................................................................             1.00%
Europe Portfolio..........................................................................             1.00%
Capital Growth............................................................................             0.65%
Growth Shares.............................................................................             0.65%
Real Estate Growth........................................................................             1.00%
Growth and Income.........................................................................             0.65%
Equity-Income.............................................................................             0.65%
Balanced..................................................................................             0.65%
Swiss Franc Bond..........................................................................             0.65%
America Income............................................................................             0.55%
Money Market..............................................................................             0.50%

             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

A. PAYMENTS

An applicant for a Contract may not be older than age 85 at date of issue. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements.

Payments may be made to the Contract at any time prior to the Annuity Date, subject to certain minimums:

- Currently the initial payment must be at least $1,000

- Under a salary deduction or monthly automatic payment plan, the minimum initial payment is $50

- Each subsequent payment must be at least $50.

- Where the contribution on behalf of an employee under an employer-sponsored retirement plan is less than $600 but more than $300 annually, the Company may issue a Contract on the employee if the plan's average annual contribution per eligible plan participant is at least $600.

- The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the Money Market Portfolio.

Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial payment is credited to the Contract and allocated among the requested accounts as of the date that all issue requirements are properly met. Generally, unless otherwise requested, all payments will be allocated among the accounts in the same proportion that the initial net payment is allocated or, if subsequently changed, according to the most recent allocation instructions.

In order for the Owner to be able to initiate transactions over the telephone, a properly completed authorization must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.

B. PAYMENT CREDITS

A Payment Credit will be added to the Contract's Accumulated Value each time a payment is made. The Payment Credit is funded from the Company's General Account and is currently equal to 4% of each payment received. The Company guarantees that the Payment Credit will never be less than 4%. The Company reserves the right to increase the Payment Credit from time to time for payments received during a specified time period or on portions of payments received in excess of a specified amount. Any increase in the Payment Credit will be applied uniformly to all Owners of the same class, but increases will not be available where prohibited by law.

Each Payment Credit is allocated among the accounts in the same proportion as the applicable payment. Amounts refunded under a Contract's "Right to Examine" provision will be reduced by the amount of any Payment Credit applied (see "C. Computation of Value" and "D. Right to Cancel"). Payment Credits are not considered to be "investment in the contract" for income tax purposes (see "FEDERAL TAX CONSIDERATIONS").

C. COMPUTATION OF VALUES

THE ACCUMULATION UNIT. Each payment is allocated among the account(s) selected by the Owner. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment and Payment Credit allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment and Payment Credit will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses and charges of its Underlying Portfolios. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

Allocations to the Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See "GUARANTEE PERIOD ACCOUNTS" and APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

The Accumulated Value under the Contract is determined by:

(1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

(2) adding together the values of each Sub-Account, and

(3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting (3) and (4) where:

(1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

(2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

(3) is a charge for mortality and expense risks equal to 1.25% on an annual basis of the daily value of the Sub-Account's assets; and

(4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

D. RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective. The Company will normally provide the refund within seven days of receipt of the Contract

In most states, the Company will pay the Owner the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any amounts deducted for taxes, charges or fees, minus any Payment Credit. However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will provide a refund equal to the gross payment(s) received. In some states, the refund may equal the greater of (a) gross payments or (b) the Accumulated Value adjusted for any Market Value Adjustment, plus any amounts deducted for taxes, charges or fees minus any Payment Credit. At the time the Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

E. TRANSFER PRIVILEGE

Prior to the Annuity Date, the Owner may transfer amounts among accounts at any time upon written or telephone request to the Company. As discussed in "A. Payments", a properly completed authorization form must be on file before telephone requests will be honored. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the Sub-Account investing in the Money Market Portfolio. Transfers from a Guarantee Period Account prior to the expiration of the Guarantee Period will be subject to a Market Value Adjustment.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. As of the date of this Prospectus, transfers may be made to all of the Sub-Accounts during the life of the Contract and prior to the Annuity Date. However, should additional portfolios be added to the Contract, the Company reserves the right to limit the number of Sub-Accounts to which transfers may be made.

The Company also reserves the right to restrict transfer privileges when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of multiple Contract Owners. The Company may, among other things, not accept:

- the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

- the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Owner at the same time.

AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from a source account to one or more Sub-Accounts, subject to the following:

- the predetermined dollar amount may not be less than $100;

- the periodic basis may be monthly, quarterly, semi-annually or annually;

- the available source accounts are currently the Fixed Account or the Sub-Accounts investing in the Money Market Portfolio and the America Income Portfolio;

- automatic transfers may not be made into the selected source account, Fixed Account, or the Guarantee Period Accounts; and

- if an automatic transfer would reduce the balance in the source account(s) to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a particular source account will continue until the earlier of:

- the amount in the source account on a transfer date is zero; or

- the Owner's request to terminate the option is received by the Company.

To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment deposited into the Fixed Account, which is then used as the source account from which to process automatic transfers. For more information see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Portfolios and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

The first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

F. SURRENDERS AND WITHDRAWALS.

Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed, written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date. A surrender charge and a Contract fee may apply when a Contract is surrendered. See "CHARGES AND DEDUCTIONS." In addition, amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under "GUARANTEE PERIOD ACCOUNTS."

In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the accounts from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. The amount withdrawn will equal the amount requested by the Owner plus any applicable surrender charge, as described in "E. Surrender Charge" under "CHARGES AND DEDUCTIONS." See also, "Reduction or Elimination of Surrender Charge and Additional Amounts Credited." In addition, amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment."

Each withdrawal must be a minimum of $100. No withdrawal will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $1,000.

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

- trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

- the SEC has by order permitted such suspension, or

- an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months.

The surrender and withdrawal rights of Owners who are participants under Section 403(b) plans or who are participants in the Texas Optional Retirement Program (Texas ORP) are restricted; see "Tax Sheltered Annuities" and "Texas Optional Retirement Program."

For important tax consequences, which may result from surrender or withdrawals, see "FEDERAL TAX CONSIDERATIONS."

SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bi-monthly, quarterly, semi-annual or annual). Systematic withdrawals from Guarantee Period Accounts are not available. The Owner may request:

- the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

- the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.

The first withdrawal will take place on the date the written request is received at the Principal Office or, if later, on a date specified by the Owner.

Systematic withdrawals will first be taken from amounts available as a "Withdrawal Without Surrender Charge" (see below); then from any applicable payments not subject to a surrender charge, if any, then from payments subject to a surrender charge and last, from Payment Credits. Any applicable surrender charge will be deducted from the Contract's remaining Accumulated Value.

The minimum amount of each automatic withdrawal is $100. If a withdrawal would cause the remaining Accumulated Value to be less than $1,000, systematic withdrawals may be discontinued. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

WITHDRAWAL WITHOUT SURRENDER CHARGE. Each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge. The maximum amount available without charge during any calendar year is the greater of (a) or (b):

    Where (a) is:  100% of Cumulative Earnings excluding Payment Credits
                   (calculated as the Accumulated Value as of the Valuation Date reduced by Payment Credits and total gross payments not previously withdrawn); and

    Where (b) is:  15% of the Gross Payment Base as of the Valuation Date
                   reduced by any prior Withdrawal Without Surrender Charge received during the same calendar year.

For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only, the maximum amount available without a surrender charge during any calendar year will be the greatest of (a), (b) and (c) where (a) and
(b) are the same as above and (c) is the amount available as a Life Expectancy Distribution less any withdrawals taken during the same calendar year which were not subject to a surrender charge (see "Life Expectancy Distributions" below.)

The Withdrawal Without Surrender Charge first will be deducted from Cumulative Earnings. If the Withdrawal Without Surrender Charge exceeds Cumulative Earnings, the excess amount will be deemed withdrawn from payments not previously withdrawn on a last-in-first-out (LIFO) basis. If more than one withdrawal is made during the year, on each subsequent withdrawal the Company will waive the surrender charge, if any, until the entire Withdrawal Without Surrender Charge has been withdrawn. Amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment.

LIFE EXPECTANCY DISTRIBUTIONS. (For Qualified Contracts and Contracts Issued Under Section 457 Deferred Compensation Plans only.) Prior to the Annuity Date, an Owner may elect to make a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option by returning a properly signed LED request form to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the Company's LED option, in each calendar year a fraction of the Accumulated Value is withdrawn without a surrender charge, based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

- the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

- the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.

The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the maximum Annuity Date permitted under the Contract, at which time an Annuity Option must be selected.

The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see "FEDERAL TAX CONSIDERATIONS," "B. Taxation of the Contract in General." IN ADDITION, IF THE AMOUNT NECESSARY TO MEET THE "SUBSTANTIALLY EQUAL PERIODIC PAYMENT" DEFINITION IS GREATER THAN THE COMPANY'S LED AMOUNT, A SURRENDER CHARGE MAY APPLY TO THE AMOUNT IN EXCESS OF THE LED AMOUNT.

SYSTEMATIC LEVEL FREE OF SURRENDER CHARGE WITHDRAWAL PROGRAM. Under the Systematic Level Free of Surrender Charge Withdrawal Program, the Owner may preauthorize level periodic (monthly, bi-monthly, quarterly, semi-annual or annual) Withdrawals Without Surrender Charge. In order to ensure that no surrender charge will ever apply, the total Systematic Level Free of Surrender Charge Withdrawal in any calendar year is limited to not more than 15% of the Gross Payment Base as of the Valuation Date, less any prior Withdrawals Without Surrender Charge taken in the same calendar year. The program will automatically terminate if a withdrawal that is not part of the program is made. Otherwise, withdrawals will continue until all available Accumulated Value has been exhausted or until the Owner terminates the program by written request.

G. DEATH BENEFIT.

A death benefit is payable if the Owner or the first of Joint Owners dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract as provided in "H. The Spouse of the Owner as Beneficiary," rather than receive the death benefit.

STANDARD DEATH BENEFIT. Unless the enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value on the Valuation Date, increased by any positive Market Value Adjustment or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals.

For each withdrawal under (b) the proportionate reduction is calculated by multiplying the standard death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the Withdrawal
                ------------------------------------------------
             Accumulated Value immediately prior to the Withdrawal

OPTIONAL ENHANCED DEATH BENEFIT. When applying for the Contract, an Owner under age 89 may elect one of three optional Enhanced Death Benefit (EDB) Riders: (1) an Enhanced Death Benefit With Annual Step-Up; (2) a 7% Enhanced Death Benefit; or (3) a 7% Enhanced Death Benefit With Annual Step-Up. A separate charge for an EDB Rider is made against the Contract's Accumulated Value on the last day of each Contract month and, if applicable, on the date the Rider is terminated. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed and Guarantee Period Accounts. The charge is deducted in arrears. For specific charges and more detail, see "C. Optional Rider Charges" under CHARGES AND DEDUCTIONS.

1. THE EDB WITH ANNUAL STEP-UP PROVIDES THE FOLLOWING BENEFIT:

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit is equal to the GREATEST of:

    (a) the Accumulated Value on the Valuation Date increased by any positive Market Value Adjustment;

    (b) gross payments made to the Contract until the date of death, proportionately reduced to reflect subsequent withdrawals; or

    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for any positive Market Value Adjustment and subsequent payments and proportionately reduced for subsequent withdrawals.

II. Death AFTER 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date but after his/her 90th birthday, the death benefit is equal to the GREATER of:

    (a) the Accumulated Value on the Valuation Date increased by any positive Market Value Adjustment; or

    (b) the death benefit, as calculated under Section I, that would have been payable on the Contract anniversary prior to the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

2. THE 7% EDB PROVIDES THE FOLLOWING BENEFIT:

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is a not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit will be the GREATER of:

    (a) the Accumulated Value on the Valuation Date increased by any positive Market Value Adjustment; or

    (b) gross payments, accumulated daily at an effective annual yield of 7% from the date each payment is applied until the date of death, proportionately reduced to reflect subsequent withdrawals.

II. Death AFTER 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date but after his/her 90th birthday, the death benefit is equal to the GREATER of:

    (a) the Accumulated Value on the Valuation Date increased by any positive Market Value Adjustment; or

    (b) the death benefit, as calculated under Section I above, that would have been payable on the Contract anniversary prior to the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

3. THE 7% EDB WITH ANNUAL STEP-UP PROVIDES THE FOLLOWING BENEFIT:

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is a not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit will be the GREATEST of:

    (a) the Accumulated Value on the Valuation Date increased by any positive Market Value Adjustment;

    (b) gross payments, accumulated daily at an effective annual yield of 7% from the date each payment is applied until the date of death, proportionately reduced to reflect subsequent withdrawals; and

    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for any positive Market Value Adjustment and subsequent payments and proportionately reduced for subsequent withdrawals.

II. Death AFTER 90th Birthday. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but after his/her 90th birthday, the death benefit is equal to the GREATER of:

    (a) the Accumulated Value on the Valuation Date increased by any positive Market Value Adjustment; or

    (b) the death benefit, as calculated under Section I above, that would have been payable on the Contract anniversary prior to the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of due proof of death at the Principal Office unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

    (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), any value in the Guarantee Period Accounts will be transferred to the Money Market Sub-Account. The excess, if any, of the death benefit over the Accumulated Value also will be transferred to the Money Market Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

H. THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract in lieu of receiving payment of the death benefit. The spouse will then become the Owner and Annuitant subject to the following:

(1) any value in the Guarantee Period Accounts will be transferred to the Money Market Sub-Account;

(2) the excess, if any, of the death benefit over the Contract's Accumulated Value also will be added to the Money Market Sub-Account .

This value will never be subject to a surrender charge when withdrawn. The new Owner may also make additional payments, but a surrender charge will apply to these additional amounts if they are withdrawn before they have been invested in the Contract for at least nine years. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

I. OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER

An optional Minimum Guaranteed Annuity Payout Rider is available in most jurisdictions for a separate monthly charge. (See, "C. Optional Rider Charges" under CHARGES AND DEDUCTIONS.) The M-GAP Rider guarantees a minimum amount of fixed annuity lifetime income during the annuity payout phase after a ten-year or a fifteen-year waiting period, subject to the conditions described below. The M-GAP Rider must be purchased during the Contract's accumulation phase for a separate monthly charge (see "Conditions on Election of the M-GAP Rider" below).

The M-GAP Rider does not create Accumulated Value or guarantee performance of any investment option. Annuitization under the terms of this Rider will occur at the guaranteed annuity purchase rates listed under the Annuity Option Tables in the Contract. Because this Rider is based on guaranteed actuarial factors, the level of lifetime income that it guarantees may often be less than the level that would be provided by applying the then current annuity factors. Therefore, the Rider should be regarded as providing a guarantee of a minimum amount of annuity income.

An M-GAP Rider Benefit Base is determined on the Rider's effective date and each applicable Contract anniversary thereafter. The M-GAP Benefit Base, less any applicable premium tax, is the value that will be annuitized at the guaranteed annuity rates if the Rider is exercised. As described below, withdrawals will reduce the Benefit Base.

The M-GAP Benefit Base is equal to the greatest of:

(a) the Accumulated Value, increased by any positive Market Value Adjustment, if applicable;

(b) the Accumulated Value on the effective date of the Rider accumulated daily at an effective annual yield of 5%, plus gross payments made thereafter accumulated daily at an effective annual yield of 5%, starting on the date each payment is applied, proportionately reduced to reflect withdrawals; and

(c) the highest Accumulated Value on any Contract anniversary since the Rider's effective date as determined after being increased for any subsequent payments and any positive Market Value Adjustment, if applicable, and proportionately reduced for subsequent withdrawals.

For each withdrawal described above, the proportionate reduction is calculated by multiplying the (b) or (c) value, whichever is applicable, determined immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
           ----------------------------------------------------------
        Accumulated Value determined immediately prior to the withdrawal

CONDITIONS ON ELECTION OF THE M-GAP RIDER. The following conditions apply to the election of the M-GAP Rider:

- The Owner may elect the M-GAP Rider at Contract issue or at any time thereafter. However, if the Rider is not elected within thirty days after Contract issue or within thirty days after a Contract anniversary date, the effective date of the Rider will be the following Contract anniversary date.

- The Owner may not elect a Rider with a ten-year waiting period if at the time of election the Owner has reached his or her 87th birthday. The Owner may not elect a Rider with a fifteen-year waiting period if at the time of election the Owner has reached his or her 82nd birthday (the age limitations may be lower in some jurisdictions.)

REPURCHASE FEATURE. On any Contract anniversary or within 30 days immediately following a Contract anniversary, if the M-GAP Rider is still offered by the Company, the Owner may elect to terminate and repurchase the Rider, thereby resetting the benefit based on the Contract's then current Accumulated Value. The repurchase will be effective as of the termination date of the prior Rider. A new waiting period, equal to or greater than the prior waiting period, will commence as of that date. If the benefit is repurchased, the Company's then current monthly charge for the M-GAP Rider will apply.

EXERCISING THE M-GAP RIDER. The following conditions apply to the exercise of the M-GAP Rider:

- The Owner may only exercise the M-GAP Rider within thirty days after any Contract anniversary following the expiration of a ten or fifteen-year waiting period (whichever was elected) from the effective date of the Rider.

- The Owner may only annuitize under a fixed annuity payout option involving a life contingency, as provided under "C. Description of Variable Annuity Payout Options."

- The Owner may only annuitize at the guaranteed fixed annuity purchase rates listed under the Annuity Option Tables in the Contract.

TERMINATING THE M-GAP RIDER. The following conditions apply to the termination of the M-GAP Rider:

- The Owner may not terminate the M-GAP Rider prior to the seventh Contract anniversary after the effective date of the Rider, unless such termination occurs (1) on or within thirty days after a Contract anniversary and (2) in conjunction with the repurchase of an M-GAP Rider with a waiting period of equal or greater length, if available.

- The Owner may terminate the M-GAP Rider any time after the seventh Contract anniversary following the effective date of the Rider,

- Other than in the event of a repurchase, once terminated the M-GAP Rider may not be purchased again.

- The M-GAP Rider will terminate on the date the Contract is surrendered or annuitized, or on the date that a death benefit is payable unless the Contract is continued under "H. The Spouse of the Owner as Beneficiary" (see "DESCRIPTION OF THE CONTRACT-- THE ACCUMULATION PHASE").

From time to time the Company may illustrate minimum guaranteed income amounts under the M-GAP Rider for individuals based on a variety of assumptions, including varying rates of return on the value of the

Contract during the accumulation phase, annuity payout periods, annuity payout options and M-GAP Rider waiting periods. Any assumed rates of return are for purposes of illustration only and are not intended as a representation of past or future investment rates of return.

For example, the illustration below assumes an initial payment of $100,000 for a male age 60 (at issue) and exercise of a M-GAP Rider with a ten-year waiting period. The illustration assumes that no subsequent payments or withdrawals are made and that the annuity payout option is a Life Annuity With Payments Guaranteed For 10 Years. The values below have been computed based on a 5% net rate of return and are the guaranteed minimums that would be received under the M-GAP Rider. The minimum guaranteed benefit base amounts are the values that will be annuitized if the Rider is exercised. Minimum guaranteed annual income values are based on a fixed annuity payout.

               MINIMUM
 CONTRACT    GUARANTEED        MINIMUM
ANNIVERSARY    BENEFIT       GUARANTEED
AT EXERCISE     BASE      ANNUAL INCOME (1)
-----------  -----------  -----------------
    10        $ 171,034      $    12,786
    15        $ 218,287      $    18,545

(1) Other fixed annuity options involving a life contingency other than Life Annuity With Payments Guaranteed For 10 Years are available. See "C. Description of Variable Annuity Payout Options."

NOTE: Adding the M-GAP Rider after the issue date or resetting or repurchasing the benefit will impact the Build With Interest and Growth Program offered under the GPA Accounts since the M-GAP Rider charges are deducted on a pro-rata basis from all accounts including the GPA Accounts. (See "Program to Protect Principal and Provide Growth Potential" under "GUARANTEE PERIOD ACCOUNTS."

J. ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see "FEDERAL TAX CONSIDERATIONS"). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

                       ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

- to select the annuity option under which annuity benefit payments are to be made;

- to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable annuity option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency ("Change Frequency") and the date the first Change Frequency will occur.

- to select one of the available assumed investment returns for a variable option (see "D. Variable Annuity Benefit Payments" below for details);

- to choose an optional annuitization rider -- the Minimum Annuitization Floor ("MAF") Rider or the Annuitization Payment Ratchet ("APR") Rider ; and

- to elect to have the Death Benefit applied under any annuity option not extending beyond the beneficiary's life expectancy. The beneficiary may not change such an election.

A. ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

- may not be earlier than the second Contract Anniversary; and

- must occur on the first day of any month before the Owner's 99th birthday or two years after the issue date, whichever is later.

If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's age 85 or (b) two years after the date of issue.

If there are Joint Owners, the age of the younger will determine the maximum Annuity Date. The Owner may elect to change the Annuity Date by sending a request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.

If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity option that may be elected. The Owner should carefully review the Annuity Date and the annuity options with his/her tax adviser. See "FEDERAL TAX CONSIDERATIONS" for further information.

B. CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity options.

The Owner may change the annuity option up to one month before the Annuity Date. If the Owner fails to choose an annuity option, monthly benefit payments will be made under a fixed Life Annuity with Cash Back. If the Owner exercises the M-GAP Rider, annuity benefit payments must be made under a fixed annuity payout option involving a life contingency option.

The annuity option selected must result in an initial payment of at least $50 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer its Owners annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.

VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable option, he or she must also select a monthly, quarterly, semi-annual or annual Annuity Benefit Change Frequency ("Change Frequency.") The Change Frequency is the frequency that changes due to the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

C. DESCRIPTION OF VARIABLE ANNUITY PAYOUT OPTIONS

The Company currently provides the following variable annuity payout options:

LIFE ANNUITIES

- SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

- JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

LIFE WITH GUARANTEE PERIOD ANNUITY

- SINGLE LIFE -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary, whichever is applicable.

- JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary, whichever is applicable.

LIFE ANNUITY WITH CASH BACK

- SINGLE LIFE -- Monthly payments during the Annuitant's life. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

- JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

PERIOD CERTAIN ANNUITY

Monthly annuity benefit payments for a chosen number of years ranging from five to thirty are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

D. VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit of a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

    (a) a discount factor equivalent to the Assumed Investment Return and

    (b) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 0%, 3% or 5%. A higher AIR will result in a higher initial payment but subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR and will decrease more rapidly during periods when investment performance is less than the AIR.

DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

- annuity payout option chosen;

- length of the annuity option elected;

- age of the Annuitant;

- gender of the Annuitant (if applicable, see "I. NORRIS Decision");

- value of the amount applied under the annuity option;

- applicable annuity purchase rates based on the Annuity 2000 Mortality Table; and assumed investment return (AIR) selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying

(1) the Accumulated Value applied under that option after application of any Market Value Adjustment and less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

(2) the applicable amount of the first monthly payment per $1,000 of value.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/ she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, after the death of the Annuitant, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Present Value Determination" below. Variable annuity benefit payments will be commuted at the AIR. Fixed annuity benefit rates will be commuted at the rate used to determine the benefit.

E. TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. Automatic transfers (Dollar Cost Averaging) is available during the annuitization phase subject to the rules described in "E. Transfer Privilege" except that the Fixed Account is not available as a source account.

F. WITHDRAWALS AFTER THE ANNUITY DATE (NOT AVAILABLE UNDER QUALIFIED PLANS, EXCEPT AS DESCRIBED BELOW). After the Annuity Date and prior to the death of the Annuitant, the Owner may take a withdrawal from the Contract. The Owner may choose between two withdrawal options: a "Payment Withdrawal Amount" option or a "Present Value Withdrawal" option.

Withdrawals after the Annuity Date are generally not available for:

- Qualified Contracts*

- Contracts funding Section 457 Deferred Compensation Plans

- All other Contracts in which the beneficiary has chosen to receive annuity payments in one lump sum.

* however, withdrawals may be made under Roth IRAs before the death of the Owner.

WITHDRAWALS AFTER THE ANNUITY DATE MAY HAVE ADVERSE TAX CONSEQUENCES. SEE FEDERAL TAX CONSIDERATIONS, B. TAXATION OF THE CONTRACT IN GENERAL, "WITHDRAWALS AFTER ANNUITIZATION."

The minimum amount of a withdrawal is $1,000. Any withdrawal is normally payable within seven days following the Company's receipt of the surrender or withdrawal request.

The Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

- trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

- the SEC has by order permitted such suspension; or

- an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months. Deferred amounts will receive interest during the deferral period at a rate of at least 3%.

PAYMENT WITHDRAWAL AMOUNT OPTION. Once each calendar year, the Owner may withdraw an amount not to exceed the previous monthly annuity benefit payment multiplied by ten (10) (the "Payment Withdrawal Amount"). The withdrawal may not exceed the maximum remaining guaranteed payments. Any withdrawal proportionately reduces the number of Annuity Units applied to each future annuity benefit payment. The proportionate reduction is calculated by multiplying the number of Annuity Units in each future annuity benefit payment, determined immediately prior to the withdrawal, by the following fraction:

                   Amount of the variable or fixed withdrawal
             ------------------------------------------------------
        Present Value of all remaining variable or fixed annuity benefit payments immediately prior to the withdrawal.

PRESENT VALUE WITHDRAWAL OPTION. In addition, if the Owner has annuitized under a period certain or cash back annuity payout option and there are remaining guaranteed payments, the Owner may withdraw no more than once each calendar year a portion of the present value of those remaining guaranteed annuity benefit payments calculated with a discount factor as outlined in the Contract. The total percentage withdrawn during the entire payout phase cannot exceed a maximum of 75% of the present value of the remaining guaranteed annuity payments (the "Present Value Withdrawal Amount"). Each withdrawal proportionately reduces the number of units in future annuity benefit payments. This proportionate reduction is calculated by multiplying the number of Annuity Units in each future annuity benefit payment, determined immediately prior to the withdrawal, by the following fraction:

                   Amount of the variable or fixed withdrawal
           ----------------------------------------------------------
      Present Value of all remaining variable or fixed guaranteed annuity benefit payments immediately prior to the withdrawal

If the Annuitant is still living after the guaranteed number of payments has been made, the number of Annuity Units used in calculating the annuity benefit payment prior to any withdrawal will be restored to its original value (adjusted for any transfers if applicable) as if no withdrawal(s) had taken place.

PRESENT VALUE DETERMINATION. Present values of either all future annuity benefit payments or future guaranteed annuity benefit payments are calculated based on the Annuity 2000 Mortality Table (male, female or unisex rates as appropriate), and the interest rate or AIR used to determine the annuity benefit payments, increased by the following adjustments:

- Death of Annuitant --                                         0.00% Adjustment

- Withdrawals 5 or more years after issue date --               0.00% Adjustment

- Withdrawals within 5 years of issue date:
    15 or more years of annuity benefit payments being
    valued --                                                   1.00% Adjustment
    10-14 years of annuity benefit payments being valued -- 1.50% Adjustment Less than 10 years of annuity benefit payments being
    valued --                                                   2.00% Adjustment

The adjustment to the interest rate used to determine the Present Value results in lower future annuity payments.

G. OPTIONAL ANNUITIZATION RIDERS

The following optional annuitization riders are available under the Contract:

- Minimum Annuitization Floor ("MAF") Rider

- Annuitization Payment Ratchet ("APR") Rider

MINIMUM ANNUITIZATION FLOOR ("MAF") RIDER. If the Owner elects a variable annuity option, an optional Minimum Annuitization Floor ("MAF") Rider is available at annuitization in most jurisdictions. The MAF Rider guarantees that each monthly benefit payment after the first will never be less than that first payment (the "MAF Amount"), unless an adjustment is required due to a withdrawal or the death of the first Annuitant under a two-thirds or one-half survivor benefit option.

If a withdrawal is taken while the Rider is in effect, the MAF Amount will be reduced in the same manner that Annuity Units are reduced. After the death of the first Annuitant under a joint and survivor option, the number of Annuity Units will be reduced by one-third or one-half, as applicable.

There is no periodic charge for the MAF Rider. However, because lower annuity option rates will be used under the MAF Rider, the first annuity benefit payment will be lower than it would have been without the MAF Rider. Subsequent payments will also be lower unless the guarantee provided by the MAF Rider is triggered, at which time payments may be higher than if the MFAF Rider had not been elected.

The Rider terminates upon payment of the last annuity benefit payment.

ANNUITIZATION PAYMENT RATCHET ("APR") RIDER. If the Owner elects a variable annuity option, an optional Annuitization Payment Ratchet ("APR") Rider is available at annuitization in most jurisdictions. In order to elect the Rider, the Owner must also elect an ANNUAL Annuity Benefit Payment Change Frequency ("Change Frequency").

The APR Rider provides that, regardless of investment performance, the amount of the monthly payments within each annual Change Frequency cycle (assuming no withdrawals are taken) will equal or exceed the dollar amount of the last monthly payment in the previous annual Change Frequency cycle. The amount of the last monthly payment in the previous Change Frequency cycle is called the "Current Ratchet Amount." The monthly payment in any Change Frequency cycle will never exceed 10% of the Current Ratchet Amount (assuming no withdrawals are taken). As a result, under the APR Rider each monthly payment will equal or exceed the previous payment, but the potential increase in benefit payments from one annual Change Frequency cycle to the next is limited by the 10% cap on any increase in the Current Ratchet Amount.

The APR Rider is subject to the conditions outlined below:

- The amount of each monthly payment prior to the beginning of the first Change Frequency cycle will be equal to the first variable annuity benefit payment determined on the Annuity Date assuming no withdrawals are taken.

- If a withdrawal is taken, the Current Ratchet Amount will be proportionately reduced in the same manner that the Annuity Units are reduced.

- At the death of the first Annuitant under a two-thirds or one-half survivor annuitization option, the Current Ratchet Amount is adjusted by one-third or one-half, as applicable.

There is no periodic charge for the APR Rider. However, lower annuity option rates are used to determine the initial annuity benefit payment. If the APR Rider is in effect, the first annuity benefit payment will be lower than it would have been without the Rider. Subsequent payments will also be lower unless the ratcheting effect provided by the APR Rider is triggered, at which time payments will be higher than if the Rider had not been elected.

The Rider will terminate upon payment of the last annuity benefit payment.

H. REVERSAL OF ANNUITIZATION

The Owner may reverse the decision to annuitize by request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the accumulation phase subject to the following:

(1) The value applied under a variable annuity option during this period will be treated as if it had been invested in the accumulation phase of the Contract, with the same allocations that were in effect since the Annuity Date.

(2) The value applied under a fixed annuity option during this period, except for the excess value of the M-GAP Benefit Base over the Annuity Value, if applicable, will be treated as if it had been invested in the Fixed Account during the accumulation phase of the Contract since the Annuity Date.

(3) Any annuity benefit payments paid or withdrawals taken during this period will be treated as a withdrawal of the Surrender Value as of the date of the payment or withdrawal. Fixed annuity benefit payments will be treated as withdrawals from the Fixed Account. Variable annuity benefit payments will be treated as withdrawals from the variable Sub-Accounts. Surrender charges may apply to these withdrawals.

(4) If the Company learns of the Owner's decision to reverse after the maximum Annuity Date permitted under the Contract, the Owner must immediately select another annuity payout option.

I. NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the Norris decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Portfolios are described in the prospectus and SAI of the Fund.

A. VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 1.25% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily Administrative Expense charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation phase and the annuity payout phase. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account, without profits. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "B. Contract Fee") and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Portfolios, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Portfolios. The prospectus and SAI for the Fund contain additional information concerning expenses of the Underlying Portfolios.

B. CONTRACT FEE

A $35 Contract fee (a lower fee may apply in some states) currently is deducted during the accumulation phase, on the Contract anniversary date and upon full surrender of the Contract if the Accumulated Value on any of these dates is less than $75,000. The Contract fee is waived for Contracts issued to and maintained by the trustee of a 401(k) plan.

Where Contract value has been allocated to more than one account, a percentage of the total Contract fee will be deducted from the value in each account. The portion of the charge deducted from each account will be equal to the percentage that the value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the issue date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries officers, directors, trustees and employees of any of the Portfolios; investment managers or sub-advisers; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

C. OPTIONAL RIDER CHARGES

Subject to state availability, the Company offers a number of riders that may be elected by the Owner at issue. The M-GAP Rider may be elected at issue or on any Contract anniversary. A separate monthly charge is made for each Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts, the dollar amounts in the Fixed Account and the dollar amounts in the Guarantee Period Accounts bear to the total Accumulated Value.

The applicable charge for the following is assessed on the Accumulated Value on the last day of each Contract month and, if applicable, on the date the Rider is terminated, multiplied by 1/12th of the following annual percentage rates:

Minimum Guaranteed Annuity Payout Rider with ten-year waiting period.......      0.35%
Minimum Guaranteed Annuity Payout Rider with fifteen-year waiting period...      0.20%
Enhanced Death Benefit With Annual Step-Up.................................      0.15%
7% Enhanced Death Benefit..................................................      0.30%
7% Enhanced Death Benefit With Annual Step-Up..............................      0.35%

For a description of the Riders, see "Optional Enhanced Death Benefit Rider" under "G. Death Benefit," and "I. Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider" under "DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE," above.

D. PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

1. if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

2.  the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E. SURRENDER CHARGE

No charge for sales expense is deducted from payments at the time the payments are made. A surrender charge, however, is deducted from the Accumulated Value in the case of surrender within certain time limits described below.

CALCULATION OF SURRENDER CHARGE. For purposes of determining the surrender charge, the Accumulated Value is divided into four categories:

- New Payments -- payments received by the Company during the nine years preceding the date of the surrender;

- Old Payments -- total payments invested in the Contract for more than nine years;

- the amount available under the Withdrawal Without Surrender Charge provision; and

- Payment Credits.

For purposes of determining the amount of any surrender charge, surrenders will be deemed to be taken on the following order:

(1) first from amounts available as a Withdrawal Without Surrender Charge, if any;

(2) then from any Old Payments;

(3) then from New Payments; and

(4) last from Payment Credits.

Amounts available as a Withdrawal Without Surrender Charge, followed by Old Payments, may be withdrawn from the Contract at any time without the imposition of a surrender charge. However, if a withdrawal or surrender is attributable all or in part to New Payments, a surrender charge may be imposed.

The amount of the charge will depend upon the number of years that any New Payments to which the withdrawal is attributed have remained credited under the Contract. For the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the oldest New Payment and then from the next oldest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See "FEDERAL TAX CONSIDERATIONS" for a discussion of how withdrawals are treated for income tax purposes.)

The surrender charge is as follows:

COMPLETE YEARS FROM
  DATE OF PAYMENT      CHARGE
--------------------  ---------
        0-4             8.5%
    more than 4         7.5%
    more than 5         6.5%
    more than 6         5.5%
    more than 7         3.5%
    more than 8         1.5%
    more than 9           0

The amount withdrawn equals the amount requested by the Owner plus the surrender charge, if any. The charge is applied as a percentage of the New Payments withdrawn, but in no event will the total surrender charge exceed a maximum limit of 8.5% of total gross New Payments. Such total charge equals the aggregate of all applicable surrender charges for a surrender and withdrawals.

For further information on surrender and withdrawals, including minimum limits on amount withdrawn and amount remaining under the Contract in the case of withdrawals, and important tax considerations, see "F. Surrender and Withdrawals" under "DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE" and see "FEDERAL TAX CONSIDERATIONS."

REDUCTION OR ELIMINATION OF SURRENDER CHARGE AND ADDITIONAL AMOUNTS
CREDITED. Where permitted by state law, the Company will waive the surrender charge in the event that the Owner (or the Annuitant, if the Owner is not an individual) becomes physically disabled after the issue date of the Contract (or in the event that the original Owner or Annuitant has changed since issue, after being named Owner or Annuitant) and before attaining age 65. The Company may require proof of such disability and continuing disability and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.

In addition, the Company will waive the surrender charge in the event that an Owner (or the Annuitant, if the Owner is not an individual) is:

(1) admitted to a medical care facility after becoming the Owner or Annuitant under the Contract and remains confined there until the later of one year after the issue date or 90 consecutive days; or

(2) first diagnosed by a licensed physician as having a fatal illness after the issue date of the Contract and after being named Owner or Annuitant.

For purposes of the above provision, "medical care facility" means any state-licensed facility or, in a state that does not require licensing, a facility that is operating pursuant to state law, providing medically necessary inpatient care which is prescribed by a licensed "physician" in writing and based on physical limitations which prohibit daily living in a non-institutional setting; "fatal illness" means a condition diagnosed by a licensed "physician" which is expected to result in death within two years of the diagnosis; and "physician" means a person other than the Owner, Annuitant or a member of one of their families who is state licensed to give medical care or treatment and is acting within the scope of that license. "Physically disabled" means the Owner or Annuitant, as applicable, has been unable to engage in an occupation or to conduct daily activities for a period of at least 12 consecutive months as a result of disease or bodily injury.

Where surrender charges have been waived under any of the situations discussed above, no additional payments under this Contract will be accepted unless required by state law.

In addition, from time to time the Company may allow a reduction in or elimination of the surrender charges, the period during which the charges apply, or both, and/or credit additional amounts on Contracts, when

Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following:

- the size and type of group or class, and the persistency expected from that group or class;

- the total amount of payments to be received, and the manner in which payments are remitted;

- the purpose for which the Contracts are being purchased, and whether that purpose makes it likely that costs and expenses will be reduced;

- other transactions where sales expenses are likely to be reduced; or

- the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee-for-service basis).

The Company also may reduce or waive the surrender charge, and/or credit additional amounts on Contracts, where either the Owner or the Annuitant on the issue date is within the following class of individuals ("eligible persons"):

- employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract;

- employees of the Company, its affiliates and subsidiaries; officers, directors, trustees and employees of any of the Underlying Portfolios;

- investment managers or sub-advisers; and

- the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents, and grandparents.

In addition, if permitted under state law, the surrender charge will be waived under 403(b) Contracts where the amount withdrawn is being contributed to a life policy issued by the Company as part of the individual's 403(b) plan.

Where an Owner who is trustee under a pension plan surrenders, in whole or in part, a Contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the Accumulated Value under the Contract to other Contracts issued by the Company and owned by the trustee, with no deduction for any otherwise applicable surrender charge. Any such reallocation will be at the unit values for the Sub-Accounts as of the Valuation Date on which a written, signed request is received at the Principal Office.

Any reduction or elimination in the amount or duration of the surrender charge will not discriminate unfairly among purchasers of this Contract. The Company will not make any changes to this charge where prohibited by law.

F. TRANSFER CHARGE

The Company currently assesses no charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of a transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse it for the expense of processing transfers. For more information, see "D. Transfer Privilege" under "DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE."

                           GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the 1933 Act or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this Contract or any fixed benefits offered under these accounts may be subject to the provisions of the 1933 Act relating to the accuracy and completeness of statements made in the Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, Guarantee Periods ranging from two through ten years may be available. Each Guarantee Period established for the Owner is accounted for separately in a non-unitized segregated account except in California where it is accounted for in the Company's General Account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time to time by the Company in accordance with market conditions. Once an interest rate is in effect for a Guarantee Period Account, however, the Company may not change it during the duration of its Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%. The Guarantee Period Accounts are not available in New York, Oregon, Maryland and Pennsylvania.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.

Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Owner allocates or transfers amounts to a Guarantee Period except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the Sub-Account investing in the Money Market Portfolio. The Owner may allocate amounts to any of the Guarantee Periods available.

At least 45 days, but not more than 75 days, prior to the end of a Guarantee Period, the Company will notify the Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company, without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value automatically will be applied to a new Guarantee Period Account with the same duration at the then current rate unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Sub-Account investing in Money Market Portfolio. Where amounts have been renewed automatically in a new Guarantee Period, it is the Company's current practice to give the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment.

MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a death benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the death benefit when based on the Contract's Accumulated Value. See "Death Benefit." All other transfers, withdrawals, or a surrender prior to the end of a Guarantee Period will be subject to a Market Value Adjustment, which may increase or decrease the account value.

Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account before deduction of any Surrender Charge by the market value factor. The market value factor for each Guarantee Period Account is equal to:

                              [(1+i)/(1+j)]n/365-1

   where:    i  is the Guaranteed Interest Rate expressed as a decimal for example: (3% = 0.03) being credited to the current Guarantee
                Period;
             j  is the new Guaranteed Interest Rate, expressed as a decimal, for a
                Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the
                Company will use a suitable rate or index allowed by the
                Department of Insurance; and
             n  is the number of days remaining from the Valuation Date to the end of the current Guarantee Period.

Based on the application of this formula, the value of a Guarantee Period Account will increase after the Market Value Adjustment is applied if the then current market rates are lower than the rate being credited to the Guarantee Period Account. Similarly, the value of a Guarantee Period Account will decrease after the Market Value Adjustment is applied if the then current market rates are higher than the rate being credited to the Guarantee Period Account. The Market Value Adjustment is limited, however, so that even if the account value is decreased after application of a Market Value Adjustment, it will equal or exceed the Owner's principal plus 3% earnings per year less applicable Contract fees. Conversely, if the then current market rates are lower and the account value is increased after the Market Value Adjustment is applied, the increase in value is also affected by the minimum guaranteed rate of 3%. The amount that will be added to the Guarantee Period Account is limited to the difference between the amount earned and the 3% minimum guaranteed earnings. For examples of how the Market Value Adjustment works, See APPENDIX C, "SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT".

WITHDRAWALS. Prior to the Annuity Date, the Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "F. Surrender and Withdrawals." In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: (1) a Market Value Adjustment will apply to all withdrawals, including Withdrawals Without Surrender Charge, unless made at the end of the Guarantee Period; and (2) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.

In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted or added to the amount remaining in the Guarantee Period Account. If the entire amount in a Guarantee Period Account is requested, the adjustment will be made to the amount payable. If a surrender charge applies to the withdrawal, it will be calculated as set forth under "E. Surrender Charge" after application of the Market Value Adjustment.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

A. GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS. The IRS has issued regulations under Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Portfolios of KVS and Scudder VLIF will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

B. QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, or 408 of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, see E. below.

C. TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. The Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable as ordinary income rates as amounts "not received as an annuity." In addition, such amounts are taxable to the recipient without regard to the owner's investment in the Contract or any investment gain that which might be present in the current annuity value.

For example, assume that a Contract owner with a Contract Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF NONQUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

- taken on or after age 59 1/2; or

- if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the Code); or

- in the case of the Owner's "total disability" (as defined in the Code); or

- if withdrawals from a qualified Contract are made to an employee who has terminated employment after reaching age 55; or

- irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee.

The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the Owner's age 59 1/2, or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions. Where the Owner and Annuitant are different persons, the change of ownership of the Contract to the Annuitant on the Annuity Date, as required under the Contract, is a gift and will be taxable to the Owner as such; however, the Owner will not incur taxable income. Instead, the Annuitant will incur taxable income upon receipt of annuity benefit payments as discussed above.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the issue date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under Section 72 as well. In addition, plan assets are treated as property of the employer, and are subject to the claims of the employer's general creditors.

D. TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

E. PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS

The tax rules applicable to qualified retirement plans, as defined by the Code, are complex and vary according to the type of plan. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity contract used to fund such benefits. As such, the following is simply a general description of various types of qualified plans that may use the Contract. Before purchasing any annuity contract for use in funding a qualified plan, more specific information should be obtained.

Qualified Contracts may include special provisions (endorsements) changing or restricting rights and benefits otherwise available to owners of non-qualified Contracts. Individuals purchasing a qualified Contract should carefully review any such changes or limitations which may include restrictions to ownership, transferability, assignability, contributions, and distributions.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT SHARING PLANS. Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, permits self-employed individuals to establish similar plans for themselves and their employees. Employers intending to use qualified Contracts in connection with such plans should seek competent advice as to the suitability of the Contract to their specific needs and as to applicable Code limitations and tax consequences.

The Company can provide prototype plans for certain pension or profit sharing plans for review by the plan's legal counsel. For information, ask your financial representative.

INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Section 408 of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "B. Right to Cancel Individual Retirement Annuity."

Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) or SIMPLE IRA plans for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

TAX-SHELTERED ANNUITIES ("TSAS"). Under the provisions of Section 403(b) of the Code, payments made to annuity Contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that total annual payments do not exceed the maximum contribution permitted under the Code. Purchasers of TSA contracts should seek competent advice as to eligibility, limitations on permissible payments and other tax consequences associated with the contracts.

Withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) made to a TSA contract after December 31, 1988, may not begin before the employee attains age 59 1/2, separates from service, dies or becomes disabled. In the case of hardship, an Owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may be subject to a 10% penalty tax as a premature distribution, in addition to income tax.

TEXAS OPTIONAL RETIREMENT PROGRAM. Distributions under a TSA contract issued to participants in the Texas Optional Retirement Program may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These additional restrictions are imposed under the Texas Government Code and a prior opinion of the Texas Attorney General.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Portfolios. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Contract Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Portfolio no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Portfolio should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Portfolio and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Portfolio or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Portfolio also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Portfolios also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company and the Fund do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the trustees intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

If any of these substitutions or changes is made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. If the Company deems it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Variable Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

The Company reserves the right, subject to compliance with applicable law and to the provisions of the Participation Agreements, to:

(1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

(2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

(3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

(4) to substitute the shares of any other registered investment company for the Portfolio shares held by a Sub-Account, in the event that Portfolio shares are unavailable for investment, or if the Company determines that further investment in such Portfolio shares is inappropriate in view of the purpose of the Sub-Account,

(5) to change the methodology for determining the net investment factor, and

(6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Underlying Portfolio shares held by each Sub-Account in accordance with instructions received from Owners and, after the Annuity Date, from the Annuitants. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Portfolio, together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions, which are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940

Act or any rules thereunder should be amended, or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner or Annuitant may cast will be determined by the Company as of the record date established by the Underlying Portfolio. During the accumulation period, the number of Underlying Portfolio shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Portfolio share. During the annuity payout phase, the number of Underlying Portfolio shares attributable to each Annuitant will be determined by dividing the reserve held in each Sub-Account for the Annuitant's variable annuity by the net asset value of one Underlying Portfolio share. Ordinarily, the Annuitant's voting interest in the Underlying Portfolio will decrease as the reserve for the variable annuity is depleted.

                                  DISTRIBUTION

The Contract offered by this Prospectus may be purchased from certain independent broker-dealers which are registered under the Securities and Exchange Act of 1934 Act and members of the National Association of Securities Dealers, Inc. ("NASD"). The Contract also is offered through Allmerica Investments, Inc., which is the principal underwriter and distributor of the Contracts. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is a registered broker-dealer, a member of the NASD and an indirectly wholly owned subsidiary of First Allmerica.

The Company pays commissions not to exceed 7.0% of payments to broker-dealers which sell the Contract. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation of up to 1% of Contract value. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup commissions and other sales expenses through a combination of anticipated surrender charges and profits from the Company's General Account, which may include amounts derived from mortality and risk charges. Commissions paid on the Contract, including additional incentives or payments, do not result in any additional charge to Owners or to the Variable Account. The Company will retain any surrender charges assessed on a Contract.

Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-366-1492.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

                              YEAR 2000 COMPLIANCE

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Based on a third party assessment, the Company determined that significant portions of its software required modification or replacement to enable its computer systems to properly process dates beyond December 31, 1999. The Company is presently completing the process of modifying or replacing existing software and believes that this action will resolve the Year 2000 issue. However, if such modifications and conversions are not made, or are not completed timely, or should there be serious unanticipated interruptions from unknown sources, the Year 2000 issue could have a material adverse impact on the operations of the Company. Specifically, the Company could experience, among other things, an interruption in its ability to collect and process premiums, process claim payments, safeguard and manage its invested assets, accurately maintain policyholder information, accurately maintain accounting records, and perform customer service. Any of these specific events, depending on duration, could have a material adverse impact on the results of operations and the financial position of the Company.

The Company has initiated formal communications with all of its significant suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. The Company's total Year 2000 project cost and estimates to complete the project include the estimated costs and time associated with the Company's involvement on a third party's Year 2000 program, and are based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company. The Company does not believe that it has material exposure to contingencies related to the Year 2000 issue for the products it has sold. Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.

The cost of the Year 2000 project will be expensed as incurred and is being funded primarily through a reallocation of resources from discretionary projects and a reduction in systems maintenance and support costs. Therefore, the Year 2000 project is not expected to result in any significant incremental technology cost and is not expected to have a material effect on the results of operations. The Company and its affiliates have incurred and expensed approximately $54 million related to the assessment, plan development and substantial completion of the Year 2000 project through December 31, 1998. The total remaining cost of the project is estimated between $20-$30 million

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

If a Contract is surrendered, or if an excess amount is withdrawn while the Contract is in force and before the Annuity Date, a surrender charge is imposed if such event occurs before the payments attributable to the surrender or withdrawal have been credited to the Contract for nine full Contract years.

SALES RESTRICTIONS. In Massachusetts, payments and transfers to the Fixed Account are subject to the following restrictions:

    If a Contract is issued prior to the Annuitant's 60th birthday, allocations to the Fixed Account will be permitted until the Annuitant's 61st birthday. On and after the Annuitant's 61st birthday, no additional Fixed Account allocations will be accepted. If a Contract is issued on or after the Annuitant's 60th birthday, up through and including the Annuitant's 81st birthday, Fixed Account allocations will be permitted during the first Contract year. On and after the first Contract anniversary, no additional allocations to the Fixed Account will be permitted. If a Contract is issued after the Annuitant's 81st birthday, no payments to the Fixed Account will be permitted at any time.

In Oregon, no payments to the Fixed Account will be permitted if a Contract is issued after the Annuitant's 81st birthday. If an allocation designated as a Fixed Account allocation is received at the Principal Office during a period when the Fixed Account is not available due to the limitations outlined above, the monies will be allocated to the Money Market Sub-Account.

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAMS. To the extent permitted by law, the Company reserves the right to credit an enhanced interest rate to certain initial and/or subsequent payments ("eligible payments") which are deposited into the Fixed Account under an Automatic Transfer Option (dollar cost averaging election) that uses the Fixed Account as the source account from which automatic transfers are then processed. The following are not considered eligible payments: amounts transferred into the Fixed Account from the Variable Account and/or the Guarantee Period Accounts; amounts already in the Fixed Account at the time an eligible payment is deposited and amounts transferred to the Contract from another annuity contract issued by the Company.

An eligible payment must be automatically transferred out of the Fixed Account over a continuous period to be specified upon receipt of an eligible payment but not less than six months. The enhanced rate will apply during the period to any portion of the eligible payment remaining in the Fixed Account. Need more accurate description of actual program since this is not entirely correct. Please provide write up. Amounts automatically transferred out of the Fixed Account will no longer earn the enhanced rate of interest and, as of the date of transfer, will be subject to the variable investment performance of the Sub-Account(s) transferred into. If the automatic transfer option is terminated prior to the end of the specified period, the enhanced rate will no longer apply. The Company reserves the right to extend the period of time that the enhanced rate will apply and to run multiple programs simultaneously.

                                   APPENDIX B
                            PERFORMANCE INFORMATION

This Contract was first offered to the public in 1999. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise "total return" and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence and (2) the periods that the Underlying Portfolios have been in existence. Performance results in Tables 1A and 2A reflect the applicable deductions for the Contract fee, Sub-Account charges and Underlying Portfolio charges under this Contract and also assume that the Contract is surrendered at the end of the applicable period. Performance results in Tables 1B and 2B do not include the Contract fee and assume that the Contract is not surrendered at the end of the applicable period. Neither sets of tables include optional Rider Charges. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance.

The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total return" represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the Money Market Portfolio refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The "effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account investing in a Portfolio other than the Money Market Portfolio refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

Quotations of average annual total return as shown in Table 1A are calculated in the manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 1.40%, the effect of the $35 annual Contract fee, the Underlying Portfolio charges and the surrender charge which would be assessed if the investment were completely withdrawn at the end of the specified period. The calculation is not adjusted to reflect the deduction of any optional Rider charges. Quotations of supplemental average total returns, as shown in Table 1B, are calculated in exactly the same manner and for the same periods of time except that it does not reflect the Contract fee and assumes that the Contract is not surrendered at the end of the periods shown.

The performance shown in Tables 2A and 2B is calculated in exactly the same manner as the performance in Tables 1A and 1B; however, the period of time is based on the Underlying Portfolio's lifetime, which may predate the Sub-Account's inception date. These performance calculations are based on the assumption that the Sub-Account corresponding to the applicable Underlying Portfolio was actually in existence throughout the stated period and that the contractual charges and expenses during that period were equal to those currently assessed under this Contract.

For more detailed information about these performance calculations, including actual formulas, see the Statement of Additional Information ("SAI").

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING PORTFOLIO IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to: (1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;
(2) other groups of variable annuity separate accounts or other investment products tracked by Lipper, Inc., a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Portfolios.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                                    TABLE 1A
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                         SINCE INCEPTION OF SUB-ACCOUNT
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)

                                                                           SUB-ACCOUNT    FOR YEAR        SINCE
                                                                            INCEPTION       ENDED     INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING PORTFOLIO                                  DATE       12/31/98     SUB-ACCOUNT
-------------------------------------------------------------------------  ------------  -----------  -------------
Emerging Markets.........................................................
International Growth.....................................................
Europe...................................................................
Capital Growth...........................................................
Growth Shares............................................................
Real Estate Growth.......................................................
Growth and Income........................................................
Equity-Income............................................................
Balanced.................................................................
Swiss Franc Bond.........................................................
America Income...........................................................
Money Market.............................................................

                                    TABLE 1B
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                         SINCE INCEPTION OF SUB-ACCOUNT
        (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)

                                                                           SUB-ACCOUNT    FOR YEAR        SINCE
                                                                            INCEPTION       ENDED     INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING PORTFOLIO                                  DATE       12/31/98     SUB-ACCOUNT
-------------------------------------------------------------------------  ------------  -----------  -------------
Emerging Markets.........................................................
International Growth.....................................................
Europe...................................................................
Capital Growth...........................................................
Growth Shares............................................................
Real Estate Growth.......................................................
Growth and Income........................................................
Equity-Income............................................................
Balanced.................................................................
Swiss Franc Bond.........................................................
America Income...........................................................
Money Market.............................................................

                                    TABLE 2A
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                    SINCE INCEPTION OF UNDERLYING PORTFOLIO
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)

                                                                   UNDERLYING                        SINCE
                                                                    PORTFOLIO     FOR YEAR       INCEPTION OF
                                                                    INCEPTION       ENDED         UNDERLYING
SUB-ACCOUNT INVESTING IN UNDERLYING PORTFOLIO                         DATE        12/31/98         PORTFOLIO
----------------------------------------------------------------  -------------  -----------  -------------------
Emerging Markets................................................      10/30/98         N/A            -1.58%
International Growth............................................        3/1/95      -10.76%            2.38%
Europe..........................................................      10/30/98         N/A            -0.60%
Capital Growth..................................................        3/1/95      -11.52%           10.38%
Growth Shares...................................................      10/31/97       23.48%           22.69%
Real Estate Growth..............................................        3/1/95      -24.96%            9.71%
Growth and Income...............................................      10/31/97       17.40%           20.88%
Equity-Income...................................................        3/1/95       12.79%           22.14%
Balanced........................................................        3/1/95       -4.75%           11.92%
Swiss Franc Bond................................................       11/1/95        1.46%           -5.40%
America Income..................................................        3/1/95        0.17%            3.58%
Money Market....................................................        3/1/95       -3.00%            2.27%

                                    TABLE 2B
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                    SINCE INCEPTION OF UNDERLYING PORTFOLIO
        (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)

                                                                   UNDERLYING                        SINCE
                                                                    PORTFOLIO     FOR YEAR       INCEPTION OF
                                                                    INCEPTION       ENDED         UNDERLYING
SUB-ACCOUNT INVESTING IN UNDERLYING PORTFOLIO                         DATE        12/31/98         PORTFOLIO
----------------------------------------------------------------  -------------  -----------  -------------------
Emerging Markets................................................
International Growth............................................
Europe..........................................................
Capital Growth..................................................
Growth Shares...................................................
Real Estate Growth..............................................
Growth and Income...............................................
Equity-Income...................................................
Balanced........................................................
Swiss Franc Bond................................................
America Income..................................................
Money Market....................................................

                                   APPENDIX C
               SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT

PART 1: SURRENDER CHARGES

FULL SURRENDER

    Assume a payment of $50,000 is made on the issue date and no additional payments are made. Assume there are no partial withdrawals and that the Withdrawal Without Surrender Charge Amount is equal to the greater of 15% of the Gross Payment Base or the Cumulative earnings excluding Payment Credits in the Contract. The table below presents examples of the surrender charge resulting from a full surrender, based on Hypothetical Accumulated Values.

           HYPOTHETICAL     WITHDRAWAL        SURRENDER
CONTRACT   ACCUMULATED   WITHOUT SURRENDER      CHARGE       SURRENDER
  YEAR        VALUE        CHARGE AMOUNT      PERCENTAGE      CHARGE
---------  ------------  -----------------  --------------  -----------
    1       $   56,700       $   7,500             8.5%      $   4,182
    2           61,236           8,736             8.5%          4,250
    3           66,135          13,635             8.5%          4,250
    4           71,426          18,926             8.5%          4,250
    5           77,140          24,640             7.5%          3,750
    6           83.311          30,811             6.5%          3,250
    7           89,976          37,476             5.5%          2,750
    8           97,174          44,674             3.5%          1,750
    9          104,948          52,448             1.5%            750
   10          113,344          60,844             0.0%              0

WITHDRAWALS

    Assume a payment of $50,000 is made on the issue date and no additional payments are made. Assume that the Withdrawal Without Surrender Charge Amount is equal to the greater of 15% of the Gross Payment Base or the Cumulative earnings excluding Payment Credits in the Contract and there are withdrawals as detailed below. The table below presents examples of the surrender charge resulting from withdrawals, based on Hypothetical Accumulated Values:

           HYPOTHETICAL                  WITHDRAWAL        SURRENDER
CONTRACT   ACCUMULATED                WITHOUT SURRENDER      CHARGE       SURRENDER
  YEAR        VALUE      WITHDRAWALS    CHARGE AMOUNT      PERCENTAGE      CHARGE
---------  ------------  -----------  -----------------  --------------  -----------
    1       $   56,700    $       0       $   7,500             8.5%      $       0
    2           61,236            0           8,736             8.5%              0
    3           66,135            0          13,635             8.5%              0
    4           71,426       30,000          18,926             8.5%            941
    5           44,740       10,000           5,839             7.5%            312
    6           37,519        5,000           5,215             6.5%              0
    7           35,120       10,000           5,215             5.5%            263
    8           27,130       15,000           4,497             3.5%            368
    9           13,100        5,000           2.921             1.5%             31
   10            8,748        5,000           2,610             0.0%           0.00

PART 2: MARKET VALUE ADJUSTMENT

The market value factor is: [(1+i)/(1+j)]n/365-1

    The following examples assume:

    1. The payment was allocated to a ten-year Guarantee Period Account with a Guaranteed Interest Rate of 8%.

    2. The date of surrender is seven years (2,555 days) from the expiration date.

    3. The value of the Guarantee Period Account is equal to $66,134.88 at the end of three years.

    4. No transfers or withdrawals affecting this Guarantee Period Account have been made.

    5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.

NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

    Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10

    The market value factor          =  [(1+i)/(1+j)]n/365 -1
                                     =  [(1+.08)/(1+.10)]2555/365 -1
                                     =  (.98182)7 -1
                                     =  -.12054

The market value adjustment          =  the market value factor multiplied by the withdrawal
                                     =  -.12054X$66,134.88
                                     =  -$7,971.71

POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

    Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07

    The market value factor          =  [(1+i)/(1+j)]n/365 -1
                                     =  [(1+.08)/(1+.07)]2555/365 -1
                                     =  (1.0093)7 -1
                                     =  .06728

The market value adjustment          =  the market value factor multiplied by the withdrawal
                                     =  .06728X$66,134.88
                                     =  $4,449.79

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)

    Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11

    The market value factor          =  [(1+i)/(1+j)]n/365 -1
                                     =  [(1+.08)/(1+.11)]2555/365 -1
                                     =  (.97297)7 -1
                                     =  -.17454

The market value adjustment          =  Minimum of the market value factor multiplied by the
                                        withdrawal or the negative of the excess interest earned
                                        over 3%
                                     =  Minimum (-.17454X$66,134.88 or -$11,498.53)
                                     =  Minimum (-$11,543.18 or -$11,498.53)
                                     =  -$11,498.53

POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)

    Assume that on the date of surrender, the current rate (j) is 5.00% or 0.05

    The market value factor          =  [(1+i)/(1+j)]n/365 -1
                                     =  [(1+.08)/(1+.05)]2555/365 -1
                                     =  (1.02857)7 -1
                                     =  .21798

The market value adjustment          =  Minimum of the market value factor multiplied by the
                                        withdrawal or the excess interest earned over 3%

    The market value factor          =  Minimum of (.21798X$66,134.88 or $11,498.53)
                                     =  Minimum of ($14,416.27 or $11,498.53)
                                     =  $11,498.53

                                   APPENDIX D
                        CONDENSED FINANCIAL INFORMATION
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                             SEPARATE ACCOUNT VA-P

                                                             YEAR ENDED DECEMBER 31
                                                       -----------------------------------
 SUB-ACCOUNT                                            1998      1997      1996     1995
 --------------------------------------------------    ------    ------    ------    -----
 EMERGING MARKETS
 Unit Value:
   Beginning of Period.............................       N/A       N/A       N/A      N/A
   End of Period...................................     1.046       N/A       N/A      N/A
 Number of Units Outstanding at End of Period (in
  thousands).......................................        27       N/A       N/A      N/A
 INTERNATIONAL GROWTH
 Unit Value:
   Beginning of Period.............................     1.211     1.171     1.094    1.000
   End of Period...................................     1.154     1.211     1.171    1.094
 Number of Units Outstanding at End of Period (in
  thousands).......................................    44,129    40,248    20,852    2,460
 EUROPE
 Unit Value:
   Beginning of Period.............................       N/A       N/A       N/A      N/A
   End of Period...................................     1.058       N/A       N/A      N/A
 Number of Units Outstanding at End of Period (in
  thousands).......................................     1,432       N/A       N/A      N/A
 CAPITAL GROWTH
 Unit Value:
   Beginning of Period.............................     1.615     1.314     1.158    1.000
   End of Period...................................     1.530     1.615     1.314    1,158
 Number of Units Outstanding at End of Period (in
  thousands).......................................    67,868    61,917    36,746    7,981
 GROWTH SHARES
 Unit Values
   Beginning of Period.............................     0.000         0       N/A      N/A
   End of Period...................................     1.333     1.020       N/A      N/A
 Number of Units Outstanding at End of Period (in
  thousands).......................................    62,983     4,454       N/A      N/A
 REAL ESTATE GROWTH
 Unit Value:
   Beginning of Period.............................     1.849     1.548     1.156    1.000
   End of Period...................................     1.482     1.849     1.548    1.156
 Number of Units Outstanding at End of Period (in
  thousands).......................................    19,513    19,820     7,063      342
 GROWTH AND INCOME
 Unit Value:
   Beginning of Period.............................     1.053         0       N/A      N/A
   End of Period...................................     1.311     1.053       N/A      N/A
 Number of Units Outstanding at End of Period (in
  thousands).......................................    67,486     4,171       N/A      N/A
 EQUITY-INCOME
 Unit Value:
   Beginning of Period.............................     1.851     1.388     1.222    1.000
   End of Period...................................     2.230     1.851     1.388    1.222
 Number of Units Outstanding at End of Period (in
  thousands).......................................    90,684    66,458    33,466    5,553
 BALANCED
 Unit Value:
   Beginning of Period.............................     1.516     1.312     1.185    1.000
   End of Period...................................     1.541     1.516     1.312    1.185
 Number of Units Outstanding at End of Period (in
  thousands).......................................    43,014    25,548    12,579    2,171

                                                             YEAR ENDED DECEMBER 31
                                                       -----------------------------------
 SUB-ACCOUNT                                            1998      1997      1996     1995
 --------------------------------------------------    ------    ------    ------    -----
 SWISS FRANC BOND
 Unit Value:
   Beginning of Period.............................     0.808     0.881     1.001    1.000
   End of Period...................................     0.873     0.808     0.881    1.001
 Number of Units Outstanding at End of Period (in
  thousands).......................................    46,404    26,864    14,677      886
 AMERICA INCOME
 Unit Value:
   Beginning of Period.............................     1.114     1.042     1.043    1.000
   End of Period...................................     1.188     1.114     1.042    1.043
 Number of Units Outstanding at End of Period (in
  thousands).......................................    23,977    12,728     6,317    3,267
 MONEY MARKET
 Unit Value:
   Beginning of Period.............................     1.097     1.063     1.031    1.000
   End of Period...................................     1.132     1.097     1.063    1.031
 Number of Units Outstanding at End of Period (in
  thousands).......................................    18,693    12,330    10,655    3,210

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION

                                       OF

         INDIVIDUAL AND GROUP VARIABLE ANNUITY CONTRACTS FUNDED THROUGH

                                SUB-ACCOUNTS OF

                             SEPARATE ACCOUNT VA-P

            INVESTING IN SHARES OF PIONEER VARIABLE CONTRACTS TRUST









THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE PIONEER XTRAVISION PROSPECTUS OF SEPARATE ACCOUNT VA-P (PIONEER VISION) DATED ______ __, 1999 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-688-9915.

                               DATED _____ __, 1999

                                TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY  . . . . . . . . . . . . . . . . . . .       2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND
     THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . .      3

SERVICES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3

UNDERWRITERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3

ANNUITY BENEFIT PAYMENTS. . . . . . . . . . . . . . . . . . . . . . . .      4

PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .      5

FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . . .    F-1


                        GENERAL INFORMATION AND HISTORY

Separate Account VA-P (the "Variable Account") is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the "Company") established by vote of its Board of Directors on October 27, 1994. The Company is a life insurance company organized under the laws of Delaware in July 1974. Its principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone (508) 855-1000. The Company is subject to the laws of the State of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1998, the Company had over $14 billion in assets and over $26 billion of life insurance in force.


Effective October 1, 1995, the Company changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. The Company is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). First Allmerica, originally organized under the laws of Massachusetts in 1844 as a mutual life insurance company, and known as State Mutual Life Assurance Company of America, converted to a stock life insurance company and adopted its present name on October 16, 1995. First Allmerica is among the five oldest life insurance companies in America. As of December 31, 1998, First Allmerica and its subsidiaries (including the Company) had over $27 billion in combined assets and over $48 billion in life insurance in force.

Twelve Sub-Accounts of the Variable Account are available under the Pioneer XtraVision contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Pioneer Variable Contracts Trust (the "Fund"), an open-end, diversified management investment company. The Fund currently consists of the following twelve investment portfolios: Emerging Markets Portfolio, International Growth Portfolio, Europe Portfolio, Capital Growth Portfolio, Growth Shares Portfolio, Real Estate Growth Portfolio, Growth and Income Portfolio, Equity-Income Portfolio, Balanced Portfolio, Swiss Franc Bond Portfolio, America Income Portfolio and the Money Market Portfolio ("Underlying Portfolios").

                    TAXATION OF THE CONTRACTS, THE VARIABLE
                            ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the contracts, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the contracts or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the contracts or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                    SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Portfolio shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Portfolio shares is reflected on the records of the Portfolio, and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, and the financial statements of Separate Account VA-P of the Company as of December 31, 1998 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of First Allmerica, and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable laws to sell variable annuity policies.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. The Company pays commissions, not to exceed 7% of purchase payments, to entities which sell the Contract. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services. A Promotional Allowance of 1.0% is paid to Pioneer Funds Distributor, Inc. for administrative and support services with respect to the distribution of the Contract; however, Pioneer Funds Distributor, Inc. may direct the Company to pay a portion of said allowance to broker-dealers who provide support services directly.

No commissions were paid to Allmerica Investments, Inc. during 1996, 1997 and 1998. Sales of these contracts began in 1995.

No commissions were paid for sales of Contract Form A3028-99 since it was not offered until ______, 1999.

Commissions paid by the Company do not result in any charge to Owners or to the Variable Account, in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus. The Company intends to recoup the commission and other sales expense through a combination of anticipated surrender, withdrawal and/or annuitization charges, profits from the Company's general account, including the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company, and the profit, if any, from the mortality and expense risk charge.

                            ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the contracts is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:

(1)  Accumulation Unit Value -- Previous Valuation Period............$ 1.135000

(2)  Value of Assets -- Beginning of Valuation Period................$5,000,000

(3)  Excess of Investment Income and Net Gains Over Capital Losses.......$1,675

(4)  Adjusted Gross Investment Rate for the Valuation Period (3)
     divided by (2)....................................................0.000335

(5)  Annual Charge (one-day equivalent of 1.40% per annum).............0.000039

(6)  Net Investment Rate (4) - (5).....................................0.000296

(7)  Net Investment Factor 1.000000 + (6)..............................1.000296

(8)  Accumulation Unit Value -- Current Period (1) x (7).............$ 1.135336

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains by $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134576.

The method for determining the amount of annuity benefit payments is described in detail under "Variable Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Annuitant has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity payment is $1.120000. Therefore, the Accumulation Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax or surrender charge, the first monthly payment would be 44.800 multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit value for the assumed rate of 3.5% per annum for the Valuation Date as of which the first payment was calculated was
1.100000. Annuity Unit values will not be the same as Accumulation Unit values because the former reflect the 3.5% assumed interest rate used in the annuity rate calculations. When the Annuity Unit value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity payment is 1.000190. Multiplying this factor by .999906 (the one-day adjustment factor for the assumed interest rate of 3.5% per annum) produces a factor of 1.000096. This then is multiplied by the Annuity Unit value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit value of $1.105106 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 267.5818 times $1.105106, which produces a current monthly payment of $295.71.

                             PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total Return data and supplemental total return information may be advertised based on the period of time that an Underlying Portfolio or an underlying Sub-Account has been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

The Contract has been offered since 1996. Total return data, however, may be advertised based on the period of time that the underlying Sub-Accounts and the Underlying Portfolios have been in existence. The results for any period prior to the Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge and any applicable surrender charge which would be assessed upon complete withdrawal of the investment.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

     P(1 + T) (n) = ERV

     Where:     P   =    a hypothetical initial payment to the Variable Account of $1,000

                T   =    average annual total return

                n   =    number of years

               ERV  =    the ending redeemable value of the $1,000 payment at the end of the specified period

The calculation of Total Return includes the annual charges against the assets of the Sub-Account. This charge is 1.40% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period. The deduction of the surrender charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:

                       ------------------------------------------ ---------------------------------
                                COMPLETE YEARS FROM DATE                     CHARGE
                                      OF PAYMENT
                       ------------------------------------------ ---------------------------------

                                          0-4                                   8.5%
                                      more than 4                               7.5%
                                      more than 5                               6.5%
                                      more than 6                               5.5%
                                      more than 7                               3.5%
                                      more than 8                               1.5%
                                      more than 9                                 0%
                       ------------------------------------------ ---------------------------------

No surrender charge is deducted upon expiration of the periods specified above. In all Contract years, a certain amount (withdrawal without surrender charge amount, as described in the Prospectus) is not subject to the surrender charge.

The calculations of Total Return include the deduction of the $35 annual Contract fee.

SUPPLEMENTAL TOTAL RETURN INFORMATION

The Supplemental Total Return Information in this section refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period reduced by the Sub-Account's asset charges. It is assumed, however, that the investment is NOT withdrawn at the end of each period.

The quotations of Supplemental Total Return are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending values, according to the following formula:

     P(1 + T) (n) = EV

     Where:     P  =    a hypothetical initial payment to the Variable Account of $1,000

                T  =    average annual total return

                n  =    number of years

               EV  =    the ending value of the $1,000 payment at the end of the specified period.

The calculation of Supplemental Total Return reflects the 1.40% annual charge against the assets of the Sub-Accounts. The ending value assumes that the Contract is NOT surrendered at the end of the specified period, and therefore there is no adjustment for the surrender charge that would be applicable if the Contract was surrendered at the end of the period. The calculation of supplemental total return does not include the deduction of the $35 annual Contract fee.

YIELD AND EFFECTIVE YIELD -- THE MONEY MARKET SUB-ACCOUNT

Set forth below is yield and effective yield information for the Money Market Sub-Account for the seven- day period ended December 31, 1998:


                        -------------------- -------------------

                        -------------------- -------------------
                        Yield                      2.67%
                        -------------------- -------------------
                        Effective Yield            2.71%
                        -------------------- -------------------


The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

        Effective Yield = [(base period return + 1)(365/7)] - 1

The calculations of yield and effective yield reflect the $35 annual Contract fee.

                              FINANCIAL STATEMENTS

Financial Statements are included for Allmerica Financial Life Insurance and Annuity Company and for its Separate Account VA-P.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers LLP

Boston, Massachusetts
February 2, 1999, except for paragraph 2 of Note 12, which is as of March 19, 1999

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                     1998      1997      1996
 -----------------------------------------------  -------   -------   -------
 REVENUES
     Premiums...................................  $   0.5   $  22.8   $  32.7
     Universal life and investment product
       policy fees..............................    267.4     212.2     176.2
     Net investment income......................    151.3     164.2     171.7
     Net realized investment gains (losses).....     20.0       2.9      (3.6)
     Other income...............................      0.6       1.4       0.9
                                                  -------   -------   -------
         Total revenues.........................    439.8     403.5     377.9
                                                  -------   -------   -------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
       adjustment expenses......................    153.9     187.8     192.6
     Policy acquisition expenses................     64.6       2.8      49.9
     Sales practice litigation..................     21.0     --        --
     Loss from cession of disability income
       business.................................    --         53.9     --
     Other operating expenses...................    104.1     101.3      86.6
                                                  -------   -------   -------
         Total benefits, losses and expenses....    343.6     345.8     329.1
                                                  -------   -------   -------
 Income before federal income taxes.............     96.2      57.7      48.8
                                                  -------   -------   -------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................     22.1      13.9      26.9
     Deferred...................................     11.8       7.1      (9.8)
                                                  -------   -------   -------
         Total federal income tax expense.......     33.9      21.0      17.1
                                                  -------   -------   -------
 Net income.....................................  $  62.3   $  36.7   $  31.7
                                                  -------   -------   -------
                                                  -------   -------   -------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31,
 (IN MILLIONS)                                                1998         1997
 --------------------------------------------------------  ----------   ----------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
       $1,284.6 and $1,340.5)............................  $  1,330.4   $  1,402.5
     Equity securities at fair value (cost of $27.4 and
       $34.4)............................................        31.8         54.0
     Mortgage loans......................................       230.0        228.2
     Real estate.........................................        14.5         12.0
     Policy loans........................................       151.5        140.1
     Other long-term investments.........................         9.1         20.3
                                                           ----------   ----------
         Total investments...............................     1,767.3      1,857.1
                                                           ----------   ----------
   Cash and cash equivalents.............................       217.9         31.1
   Accrued investment income.............................        33.5         34.2
   Deferred policy acquisition costs.....................       950.5        765.3
   Reinsurance receivables on paid and unpaid losses,
     future policy benefits and unearned premiums........       308.0        251.1
   Other assets..........................................        46.9         10.7
   Separate account assets...............................    11,020.4      7,567.3
                                                           ----------   ----------
         Total assets....................................  $ 14,344.5   $ 10,516.8
                                                           ----------   ----------
                                                           ----------   ----------
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $  2,284.8   $  2,097.3
     Outstanding claims, losses and loss adjustment
       expenses..........................................        17.9         18.5
     Unearned premiums...................................         2.7          1.8
     Contractholder deposit funds and other policy
       liabilities.......................................        38.1         32.5
                                                           ----------   ----------
         Total policy liabilities and accruals...........     2,343.5      2,150.1
                                                           ----------   ----------
   Expenses and taxes payable............................       146.2         77.6
   Reinsurance premiums payable..........................        45.7          4.9
   Deferred federal income taxes.........................        78.8         75.9
   Separate account liabilities..........................    11,020.4      7,567.3
                                                           ----------   ----------
         Total liabilities...............................    13,634.6      9,875.8
                                                           ----------   ----------
   Commitments and contingencies (Note 12)
 SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares
     authorized, 2,524 and 2,521 shares issued and
     outstanding.........................................         2.5          2.5
   Additional paid-in capital............................       407.9        386.9
   Accumulated other comprehensive income................        24.1         38.5
   Retained earnings.....................................       275.4        213.1
                                                           ----------   ----------
         Total shareholder's equity......................       709.9        641.0
                                                           ----------   ----------
         Total liabilities and shareholder's equity......  $ 14,344.5   $ 10,516.8
                                                           ----------   ----------
                                                           ----------   ----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      1998       1997       1996
 -----------------------------------------------  --------   --------   --------
 COMMON STOCK...................................  $    2.5   $    2.5   $    2.5
                                                  --------   --------   --------

 ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.............     386.9      346.3      324.3
     Issuance of common stock...................      21.0       40.6       22.0
                                                  --------   --------   --------
     Balance at end of period...................     407.9      386.9      346.3
                                                  --------   --------   --------
 ACCUMULATED OTHER COMPREHENSIVE INCOME
     Net unrealized appreciation on investments:
     Balance at beginning of period.............      38.5       20.5       23.8
     Appreciation (depreciation) during the
       period:
         Net (depreciation) appreciation on
           available-for-sale securities........     (23.4)      27.0       (5.1)
         Benefit (provision) for deferred
           federal income taxes.................       9.0       (9.0)       1.8
                                                  --------   --------   --------
                                                     (14.4)      18.0       (3.3)
                                                  --------   --------   --------
     Balance at end of period...................      24.1       38.5       20.5
                                                  --------   --------   --------
 RETAINED EARNINGS
     Balance at beginning of period.............     213.1      176.4      144.7
     Net income.................................      62.3       36.7       31.7
                                                  --------   --------   --------
     Balance at end of period...................     275.4      213.1      176.4
                                                  --------   --------   --------
         Total shareholder's equity.............  $  709.9   $  641.0   $  545.7
                                                  --------   --------   --------
                                                  --------   --------   --------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  1998      1997      1996
 --------------------------------------------  -------   -------   -------
 Net income..................................  $  62.3   $  36.7   $  31.7
 Other comprehensive income:
     Net (depreciation) appreciation on
       available-for-sale securities.........    (23.4)     27.0      (5.1)
     Benefit (provision) for deferred federal
       income taxes..........................      9.0      (9.0)      1.8
                                               -------   -------   -------
         Other comprehensive income..........    (14.4)     18.0      (3.3)
                                               -------   -------   -------
     Comprehensive income....................     47.9   $  54.7   $  28.4
                                               -------   -------   -------
                                               -------   -------   -------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                   1998       1997       1996
 --------------------------------------------  --------   --------   --------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $   62.3   $   36.7   $   31.7
     Adjustments to reconcile net income to
       net cash used in operating activities:
         Net realized gains..................     (20.0)      (2.9)       3.6
         Net amortization and depreciation...      (7.1)     --           3.5
         Sales practice litigation expense...      21.0
         Loss from cession of disability
           income business...................     --          53.9      --
         Deferred federal income taxes.......      11.8        7.1       (9.8)
         Payment related to cession of
           disability income business........     --        (207.0)     --
         Change in deferred acquisition
           costs.............................    (177.8)    (181.3)     (66.8)
         Change in reinsurance premiums
           payable...........................      40.8        3.9       (0.2)
         Change in accrued investment
           income............................       0.7        3.5        1.2
         Change in policy liabilities and
           accruals, net.....................     193.1      (72.4)     (39.9)
         Change in reinsurance receivable....     (56.9)      22.1       (1.5)
         Change in expenses and taxes
           payable...........................      55.4        0.2       32.3
         Separate account activity, net......      (0.5)       1.6        8.0
         Other, net..........................     (28.0)      (8.7)       2.3
                                               --------   --------   --------
             Net cash provided by (used in)
               operating activities..........      94.8     (343.3)     (35.6)
                                               --------   --------   --------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
       of available-for-sale fixed
       maturities............................     187.0      909.7      809.4
     Proceeds from disposals of equity
       securities............................      53.3        2.4        1.5
     Proceeds from disposals of other
       investments...........................      22.7       23.7       17.4
     Proceeds from mortgages matured or
       collected.............................      60.1       62.9       34.0
     Purchase of available-for-sale fixed
       maturities............................    (136.0)    (579.7)    (795.8)
     Purchase of equity securities...........     (30.6)      (3.2)     (13.2)
     Purchase of other investments...........     (22.7)      (9.0)     (13.9)
     Purchase of mortgages...................     (58.9)     (70.4)     (22.3)
     Other investing activities, net.........      (3.9)     --          (2.0)
                                               --------   --------   --------
         Net cash provided by investing
           activities........................      71.0      336.4       15.1
                                               --------   --------   --------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of stock and
       capital paid in.......................      21.0       19.2       22.0
                                               --------   --------   --------
         Net cash provided by financing
           activities........................      21.0       19.2       22.0
                                               --------   --------   --------
 Net change in cash and cash equivalents.....     186.8       12.3        1.5
 Cash and cash equivalents, beginning of
  period.....................................      31.1       18.8       17.3
                                               --------   --------   --------
 Cash and cash equivalents, end of period....  $  217.9   $   31.1   $   18.8
                                               --------   --------   --------
                                               --------   --------   --------
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $    0.6   $  --      $    3.4
     Income taxes paid.......................  $   36.2   $    5.4   $   16.5

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly owned subsidiary of SMA Financial Corporation ("SMAFCO"), which is wholly owned by First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

The consolidated financial statements of AFLIAC include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company, which was transferred from SMAFCO effective November 30, 1997 and dissolved as a subsidiary, effective November 30, 1998. Its results of operations are included for 11 months of 1998 and for the month of December, 1997.

The Statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted to a plan to dispose of all real estate assets by the end of 1998. As of December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, real estate held by the Company and real estate joint ventures were written down to the estimated fair value less cost of disposal. Depreciation is not recorded on this asset while it is held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, disability income and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3% to 6% for life insurance and 3 1/2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

Individual disability income benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported for individual life and disability income policies. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and individual annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual disability income insurance premiums are recognized as revenue over the related contract periods. The unexpired portion of these premiums is recorded as unearned premiums. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

I.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life insurance company taxable income.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109). These differences result primarily from policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

J.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges; fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investment in foreign operations. This statement is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the impact of adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $9.8 million through December 31, 1998. The adoption of SoP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The Company believes that the adoption of this statement will not have a material effect on the results of operations or financial position.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. AFLIAC consists of one segment, Allmerica Financial Services, which underwrites and distributes variable annuities and variable universal life via retail channels.

In June 1997, the FASB also issued Statement No. 130, "Reporting Comprehensive Income" ("Statement No. 130"), which established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

2.  SIGNIFICANT TRANSACTIONS

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. The agreement does not have a material effect on the results of operations or financial position of the Company.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

During 1998, 1997 and 1996 , SMAFCO contributed $21.0 million, $40.6 million and $22.0 million, respectively, of additional paid-in capital to the Company. The nature of the 1997 contribution was $19.2 million in cash and $21.4 million in other assets including Somerset Square, Inc.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                               1998
                                          ----------------------------------------------
                                                        GROSS        GROSS
DECEMBER 31,                              AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                             COST (1)      GAINS        LOSSES      VALUE
----------------------------------------  ---------   ----------   ----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $     5.8     $ 0.8        $--        $    6.6
States and political subdivisions.......        2.7       0.2        --              2.9
Foreign governments.....................       48.8       1.6          1.5          48.9
Corporate fixed maturities..............    1,096.0      58.0         17.7       1,136.3
Mortgage-backed securities..............      131.3       5.8          1.4         135.7
                                          ---------     -----        -----      --------
Total fixed maturities..................  $ 1,284.6     $66.4        $20.6      $1,330.4
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------
Equity securities.......................  $    27.4     $ 8.9        $ 4.5      $   31.8
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------

                                                               1997
                                          ----------------------------------------------

                                                        GROSS        GROSS
DECEMBER 31,                              AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                             COST (1)      GAINS        LOSSES      VALUE
----------------------------------------  ---------   ----------   ----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $     6.3     $ 0.5        $--        $    6.8
States and political subdivisions.......        2.8       0.2        --              3.0
Foreign governments.....................       50.1       2.0        --             52.1
Corporate fixed maturities..............    1,147.5      58.7          3.3       1,202.9
Mortgage-backed securities..............      133.8       5.2          1.3         137.7
                                          ---------     -----        -----      --------
Total fixed maturities..................  $ 1,340.5     $66.6        $ 4.6      $1,402.5
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------
Equity securities.......................  $    34.4     $19.9        $ 0.3      $   54.0
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1998, the amortized cost and market value of these assets on deposit in New York were $268.5 million and $284.1 million, respectively. At December 31, 1997, the amortized cost and market value of assets on deposit were $276.8 million and $291.7 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.2 million were on deposit with various state and governmental authorities at December 31, 1998 and 1997.

There were no contractual fixed maturity investment commitments at December 31, 1998 and 1997, respectively.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                      1998
                                                              --------------------
DECEMBER 31,                                                  AMORTIZED     FAIR
(IN MILLIONS)                                                   COST       VALUE
------------------------------------------------------------  ---------   --------
Due in one year or less.....................................  $    97.7   $   98.9
Due after one year through five years.......................      269.1      278.3
Due after five years through ten years......................      638.2      658.5
Due after ten years.........................................      279.6      294.7
                                                              ---------   --------
Total.......................................................  $ 1,284.6   $1,330.4
                                                              ---------   --------
                                                              ---------   --------

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

FOR THE YEARS ENDED DECEMBER 31,                               PROCEEDS FROM    GROSS  GROSS
(IN MILLIONS)                                                 VOLUNTARY SALES   GAINS  LOSSES
------------------------------------------------------------  ---------------   -----  ------
1998
Fixed maturities............................................      $ 60.0        $ 2.0  $  2.0
Equity securities...........................................      $ 52.6        $17.5  $  0.9

1997
Fixed maturities............................................      $702.9        $11.4  $  5.0
Equity securities...........................................      $  1.3        $ 0.5  $ --

1996
Fixed maturities............................................      $496.6        $ 4.3  $  8.3
Equity securities...........................................      $  1.5        $ 0.4  $  0.1

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                              EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED       SECURITIES
(IN MILLIONS)                                                 MATURITIES   AND OTHER (1)    TOTAL
------------------------------------------------------------  ----------   -------------   -------
1998
Net appreciation, beginning of year.........................    $ 22.1        $ 16.4       $  38.5
                                                              ----------      ------       -------
Net depreciation on available-for-sale securities...........     (16.2)        (14.3)        (30.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       7.1        --               7.1
Benefit from deferred federal income taxes..................       3.2           5.8           9.0
                                                              ----------      ------       -------
                                                                  (5.9)         (8.5)        (14.4)
                                                              ----------      ------       -------
Net appreciation, end of year...............................    $ 16.2        $  7.9       $  24.1
                                                              ----------      ------       -------
                                                              ----------      ------       -------

1997
Net appreciation, beginning of year.........................    $ 12.7        $  7.8       $  20.5
                                                              ----------      ------       -------
Net appreciation on available-for-sale securities...........      24.3          12.5          36.8
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      (9.8)       --              (9.8)
Provision for deferred federal income taxes.................      (5.1)         (3.9)         (9.0)
                                                              ----------      ------       -------
                                                                   9.4           8.6          18.0
                                                              ----------      ------       -------
Net appreciation, end of year...............................    $ 22.1        $ 16.4       $  38.5
                                                              ----------      ------       -------
                                                              ----------      ------       -------

1996
Net appreciation, beginning of year.........................    $ 20.4        $  3.4       $  23.8
                                                              ----------      ------       -------
Net (depreciation) appreciation on available-for-sale
 securities.................................................     (20.8)          6.7         (14.1)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       9.0        --               9.0
Benefit (provision) for deferred federal income taxes.......       4.1          (2.3)          1.8
                                                              ----------      ------       -------
                                                                  (7.7)          4.4          (3.3)
                                                              ----------      ------       -------
Net appreciation, end of year...............................    $ 12.7        $  7.8       $  20.5
                                                              ----------      ------       -------
                                                              ----------      ------       -------

(1) Includes net appreciation on other investments of $.9 million, $1.3 million, and $2.2 million in 1998, 1997, and 1996, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31,
(IN MILLIONS)                                                  1998      1997
------------------------------------------------------------  -------   -------
Mortgage loans..............................................  $ 230.0   $ 228.2
Real estate held for sale...................................     14.5      12.0
                                                              -------   -------
Total mortgage loans and real estate........................  $ 244.5   $ 240.2
                                                              -------   -------
                                                              -------   -------

Reserves for mortgage loans were $3.3 million and $9.4 million at December 31, 1998 and 1997, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. At December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, during 1997, real estate assets with a carrying amount of $15.7 million were written down to the estimated fair value less cost to sell of $12.0 million, and a net realized investment loss of $3.7 million was recognized. Depreciation was not recorded on these assets while they were held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1998 and 1997. During 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million.

There were no contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1998. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                  1998    1997
------------------------------------------------------------  ------  ------
Property type:
  Office building...........................................  $129.2  $101.7
  Residential...............................................    18.9    19.3
  Retail....................................................    37.4    42.2
  Industrial/warehouse......................................    59.2    61.9
  Other.....................................................     3.1    24.5
  Valuation allowances......................................    (3.3)   (9.4)
                                                              ------  ------
Total.......................................................  $244.5  $240.2
                                                              ------  ------
                                                              ------  ------

DECEMBER 31,
(IN MILLIONS)                                                  1998    1997
------------------------------------------------------------  ------  ------
Geographic region:
  South Atlantic............................................  $ 55.5  $ 68.7
  Pacific...................................................    80.0    56.6
  East North Central........................................    41.4    61.4
  Middle Atlantic...........................................    22.5    29.8
  West South Central........................................     6.7     6.9
  New England...............................................    26.9    12.4
  Other.....................................................    14.8    13.8
  Valuation allowances......................................    (3.3)   (9.4)
                                                              ------  ------
Total.......................................................  $244.5  $240.2
                                                              ------  ------
                                                              ------  ------

At December 31, 1998, scheduled mortgage loan maturities were as follows: 1999 -- $24.8 million; 2000 -- $43.5 million; 2001 -- $6.6 million; 2002 -- $11.5 million; 2003 -- $0.6 million; and $143.0 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1998, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the balance sheet and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                              BALANCE AT                             BALANCE AT
(IN MILLIONS)                                                 JANUARY 1    PROVISIONS   WRITE-OFFS   DECEMBER 31
------------------------------------------------------------  ----------   ----------   ----------   -----------
1998
Mortgage loans..............................................    $ 9.4        $(4.5)        $1.6         $ 3.3
                                                                -----        -----          ---         -----
                                                                -----        -----          ---         -----
1997
Mortgage loans..............................................    $ 9.5        $ 1.1         $1.2         $ 9.4
Real estate.................................................      1.7          3.7          5.4         --
                                                                -----        -----          ---         -----
    Total...................................................    $11.2        $ 4.8         $6.6         $ 9.4
                                                                -----        -----          ---         -----
                                                                -----        -----          ---         -----
1996
Mortgage loans..............................................    $12.5        $ 4.5         $7.5         $ 9.5
Real estate.................................................      2.1        --             0.4           1.7
                                                                -----        -----          ---         -----
    Total...................................................    $14.6        $ 4.5         $7.9         $11.2
                                                                -----        -----          ---         -----
                                                                -----        -----          ---         -----

Provisions on mortgages during 1998 reflect the release of redundant reserves. Write-offs of $5.4 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less cost to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $15.3 million and $20.6 million, with related reserves of $1.5 million and $7.1 million as of December 31, 1998 and 1997, respectively. All impaired loans were reserved as of December 31, 1998 and 1997.

The average carrying value of impaired loans was $17.0 million, $19.8 million and $26.3 million, with related interest income while such loans were impaired of $2.0 million, $2.2 million and $3.4 million as of December 31, 1998, 1997 and 1996, respectively.

D.  OTHER

At December 31, 1998, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Fixed maturities............................................  $107.7  $130.0  $137.2
Mortgage loans..............................................    25.5    20.4    22.0
Equity securities...........................................     0.3     1.3     0.7
Policy loans................................................    11.7    10.8    10.2
Real estate.................................................     3.3     3.9     6.2
Other long-term investments.................................     1.5     1.0     0.8
Short-term investments......................................     4.2     1.4     1.4
                                                              ------  ------  ------
Gross investment income.....................................   154.2   168.8   178.5
Less investment expenses....................................    (2.9)   (4.6)   (6.8)
                                                              ------  ------  ------
Net investment income.......................................  $151.3  $164.2  $171.7
                                                              ------  ------  ------
                                                              ------  ------  ------

There were no mortgage loans or fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investment, had no impact in 1998 and 1997, and reduced net income by $0.1 million in 1996.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $12.6 million, $21.1 million and $25.4 million at December 31, 1998, 1997 and 1996, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $1.4 million, $1.9 million and $3.6 million in 1998, 1997, and 1996, respectively. Actual interest income on these loans included in net investment income aggregated $1.8 million, $2.1 million and $2.2 million in 1998, 1997, and 1996, respectively.

There were no fixed maturities or mortgage loans which, were non-income producing for the twelve months ended December 31, 1998.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Fixed maturities............................................  $ (6.1) $  3.0  $ (3.3)
Mortgage loans..............................................     8.0    (1.1)   (3.2)
Equity securities...........................................    15.7     0.5     0.3
Real estate.................................................     2.4    (1.5)    2.5
Other.......................................................    --       2.0     0.1
                                                              ------  ------  ------
Net realized investment gains (losses)......................  $ 20.0  $  2.9  $ (3.6)
                                                              ------  ------  ------
                                                              ------  ------  ------

C.  OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized gains to the net balance shown in the Statement of Comprehensive income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998      1997      1996
------------------------------------------------------------  -------   -------   -------
Unrealized gains on securities:
Unrealized holding gains arising during period (net of taxes of $(5.6) million, $10.2 million and $(2.9) million in
 1998, 1997 and 1996 respectively)..........................  $  (8.2)  $  20.3   $  (5.3)
Less: reclassification adjustment for gains included in net
 income (net of taxes of $3.4 million, $1.2 million and
 $(1.0) million in 1998, 1997 and 1996 respectively)........      6.2       2.3      (2.0)
                                                              -------   -------   -------
Other comprehensive income..................................  $ (14.4)  $  18.0   $  (3.3)
                                                              -------   -------   -------
                                                              -------   -------   -------

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments" ("Statement No, 107"), requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under investment type contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments were as follows:

                                                                      1998                    1997
                                                              ---------------------   ---------------------
DECEMBER 31,                                                  CARRYING      FAIR      CARRYING      FAIR
(IN MILLIONS)                                                   VALUE       VALUE       VALUE       VALUE
------------------------------------------------------------  ---------   ---------   ---------   ---------
FINANCIAL ASSETS
  Cash and cash equivalents.................................  $   217.9   $   217.9   $    31.1   $    31.1
  Fixed maturities..........................................    1,330.4     1,330.4     1,402.5     1,402.5
  Equity securities.........................................       31.8        31.8        54.0        54.0
  Mortgage loans............................................      230.0       241.9       228.2       239.8
  Policy loans..............................................      151.5       151.5       140.1       140.1
                                                              ---------   ---------   ---------   ---------
                                                              $ 1,961.6   $ 1,973.5   $ 1,855.9   $ 1,867.5
                                                              ---------   ---------   ---------   ---------
                                                              ---------   ---------   ---------   ---------
FINANCIAL LIABILITIES
  Individual fixed annuity contracts........................  $ 1,069.4   $ 1,034.6   $   876.0   $   850.6
  Supplemental contracts without life Contingencies.........       16.6        16.6        15.3        15.3
                                                              ---------   ---------   ---------   ---------
                                                              $ 1,086.0   $ 1,051.2   $   891.3   $   865.9
                                                              ---------   ---------   ---------   ---------
                                                              ---------   ---------   ---------   ---------

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the federal income tax expense (benefit) in the statement of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                 1998   1997   1996
------------------------------------------------------------  -----  -----  -----
Federal income tax expense (benefit)
  Current...................................................  $22.1  $13.9  $26.9
  Deferred..................................................   11.8    7.1   (9.8)
                                                              -----  -----  -----
Total.......................................................  $33.9  $21.0  $17.1
                                                              -----  -----  -----
                                                              -----  -----  -----

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes.

The deferred tax liabilities are comprised of the following:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
------------------------------------------------------------  --------   --------
Deferred tax (assets) liabilities
  Policy reserves...........................................  $ (205.1)  $ (175.8)
  Deferred acquisition costs................................     278.8      226.4
  Investments, net..........................................      12.5       27.0
  Sales practice litigation.................................      (7.4)     --
  Bad debt reserve..........................................      (0.4)      (2.0)
  Other, net................................................       0.4        0.3
                                                              --------   --------
Deferred tax liability, net.................................  $   78.8   $   75.9
                                                              --------   --------
                                                              --------   --------

Gross deferred income tax liabilities totaled $291.7 million and $253.7 million at December 31, 1998 and 1997, respectively. Gross deferred income tax assets totaled $212.9 million and $177.8 at December 31, 1998 and 1997, respectively.

The Company believes, based on its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect to the consolidated group's federal income tax returns for 1992, 1993, and 1994. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $145.4 million and $124.1 million in 1998 and 1997. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $16.4 million and $15.0 million at December 31, 1998 and 1997, respectively.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

No dividends were declared by the Company during 1998, 1997 and 1996. During 1999, AFLIAC could pay dividends of $26.1 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("Statement No. 113").

The Company reinsures 100% of its traditional individual life and certain blocks of its universal life business, substantially all of its disability income business, and effective January 1, 1998, the mortality risk on the variable universal life and remaining universal life blocks of business in-force at December 31, 1997.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Amounts recoverable from reinsurers at December 31, 1998 and 1997 for the disability income business were $230.8 million and $216.1 million, respectively, traditional life were $11.4 million and $15.2 million, respectively, and universal and variable universal life were $65.8 million and $19.8 million, respectively.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Insurance premiums:
  Direct....................................................  $ 45.5  $ 48.8  $ 53.3
  Assumed...................................................    --       2.6     3.1
  Ceded.....................................................   (45.0)  (28.6)  (23.7)
                                                              ------  ------  ------
Net premiums................................................  $  0.5  $ 22.8  $ 32.7
                                                              ------  ------  ------
                                                              ------  ------  ------

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Insurance and other individual policy benefits, claims,
 losses and loss adjustment expenses:
  Direct....................................................  $204.0  $226.0  $206.4
  Assumed...................................................    --       4.2     4.5
  Ceded.....................................................   (50.1)  (42.4)  (18.3)
                                                              ------  ------  ------
Net policy benefits, claims, losses and loss adjustment
 expenses...................................................  $153.9  $187.8  $192.6
                                                              ------  ------  ------
                                                              ------  ------  ------

10.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Balance at beginning of year................................  $765.3  $632.7  $555.7
  Acquisition expenses deferred.............................   242.4   184.2   116.6
  Amortized to expense during the year......................   (64.6)  (53.1)  (49.9)
  Adjustment to equity during the year......................     7.4   (10.2)   10.3
  Adjustment for cession of disability income insurance.....    --     (38.6)   --
  Adjustment for revision of universal life and variable
    universal life insurance mortality assumptions..........    --      50.3    --
                                                              ------  ------  ------
Balance at end of year......................................  $950.5  $765.3  $632.7
                                                              ------  ------  ------
                                                              ------  ------  ------

On October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.3 million recapitalization of deferred policy acquisition costs.

11.  LIABILITIES FOR INDIVIDUAL DISABILITY INCOME BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's disability income business was $233.3 million and $219.9 million at December 31, 1998 and 1997. Due to the reinsurance agreement whereby the Company has ceded substantially all of its disability income business to a highly rated reinsurer, the Company believes that no material adverse development of losses will occur. However, the amount of the liabilities could be revised in the near term if the estimates are revised.

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement, to which the court granted preliminary approval on December 4, 1998. A hearing was held on March 19, 1999 to consider final approval of the settlement agreement. A decision by the court is expected to be rendered in the near future. Accordingly, AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, if any, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion of, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Statutory net income........................................  $ (8.2) $ 31.5  $  5.4
Statutory shareholder's surplus.............................  $309.7  $307.1  $234.0

14. EVENTS SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORT (UNAUDITED)

AFC has proposed certain changes to its corporate structure. These changes include transfer of FAFLIC's ownership of Allmerica P&C, as well as several non-insurance subsidiaries, from FAFLIC to AFC. FAFLIC would retain its ownership of AFLIAC and certain other subsidiaries. Under the proposal, AFC would contribute to FAFLIC capital of $125.0 million and agree to maintain FAFLIC's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 would require the prior approval of the Commonwealth of Massachusetts Insurance Commissioner (the "Commissioner"). This proposed transaction was approved by the Commissioner on May 24, 1999.

On May 19, 1999, the Federal District Court in Worcester, Massachusetts issued an order relating to the litigation mentioned in Note 12, above, certifying the class for settlement purposes and granting final approval of the settlement agreement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Allmerica Financial Life Insurance and Annuity Company and the Contractowners of the Separate Account VA-P of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account VA-P of Allmerica Financial Life Insurance and Annuity Company at December 31, 1998, the results of each of their operations and the changes in each of their net assets for each of the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Allmerica Financial Life Insurance and Annuity Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the Fund, provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Boston, Massachusetts
March 26, 1999

                             SEPARATE ACCOUNT VA-P
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1998

                                              INTERNATIONAL                     REAL ESTATE
                                                 GROWTH       CAPITAL GROWTH       GROWTH
                                              ------------   ----------------   ------------
ASSETS:
Investments in shares of Pioneer Variable
 Contracts Trust............................  $50,946,797      $103,848,201     $ 28,914,261
Receivable from Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....           --                --            2,528
                                              ------------   ----------------   ------------
  Total assets..............................   50,946,797       103,848,201       28,916,789

LIABILITIES:
Payable to Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....        5,043            11,691               --
                                              ------------   ----------------   ------------
  Net assets................................  $50,941,754      $103,836,510     $ 28,916,789
                                              ------------   ----------------   ------------
                                              ------------   ----------------   ------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $11,451,154      $ 27,704,633     $  7,090,936
  Non-qualified variable annuity
    contracts...............................   39,490,600        76,131,877       21,825,853
  Value of investment by Allmerica Financial
    Life Insurance and Annuity Company
    (Sponsor)...............................           --                --               --
                                              ------------   ----------------   ------------
                                              $50,941,754      $103,836,510     $ 28,916,789
                                              ------------   ----------------   ------------
                                              ------------   ----------------   ------------

Qualified units outstanding, December 31,
 1998.......................................    9,919,615        18,107,757        4,784,872
Net asset value per qualified unit, December
 31, 1998...................................  $  1.154395      $   1.529987     $   1.481949
Non-qualified units outstanding, December
 31, 1998...................................   34,208,915        49,759,820       14,727,802
Net asset value per non-qualified unit,
 December 31, 1998..........................  $  1.154395      $   1.529987     $   1.481949

                                                                                  AMERICA
                                               EQUITY-INCOME      BALANCED        INCOME
                                              ---------------   ------------   -------------
ASSETS:
Investments in shares of Pioneer Variable
 Contracts Trust............................   $202,195,257     $ 66,271,945    $28,479,002
Receivable from Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....         31,067               --             29
                                              ---------------   ------------   -------------
  Total assets..............................    202,226,324       66,271,945     28,479,031
LIABILITIES:
Payable to Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....             --               --             --
                                              ---------------   ------------   -------------
  Net assets................................   $202,226,324     $ 66,271,945    $28,479,031
                                              ---------------   ------------   -------------
                                              ---------------   ------------   -------------
Net asset distribution by category:
  Qualified variable annuity contracts......   $ 49,970,161     $ 18,157,512    $ 6,496,080
  Non-qualified variable annuity
    contracts...............................    152,256,163       48,114,433     21,982,951
  Value of investment by Allmerica Financial
    Life Insurance and Annuity Company
    (Sponsor)...............................             --               --             --
                                              ---------------   ------------   -------------
                                               $202,226,324     $ 66,271,945    $28,479,031
                                              ---------------   ------------   -------------
                                              ---------------   ------------   -------------
Qualified units outstanding, December 31,
 1998.......................................     22,407,973       11,785,052      5,469,094
Net asset value per qualified unit, December
 31, 1998...................................   $   2.230017     $   1.540724    $  1.187780
Non-qualified units outstanding, December
 31, 1998...................................     68,275,785       31,228,457     18,507,595
Net asset value per non-qualified unit,
 December 31, 1998..........................   $   2.230017     $   1.540724    $  1.187780

   The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-P
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1998

                                                             SWISS FRANC
                                              MONEY MARKET       BOND       GROWTH SHARES
                                              ------------   ------------   --------------
ASSETS:
Investments in shares of Pioneer Variable
 Contracts Trust............................  $21,154,504    $40,494,725      $83,951,108
Receivable from Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....           --             --               --
                                              ------------   ------------   --------------
  Total assets..............................   21,154,504     40,494,725       83,951,108

LIABILITIES:
Payable to Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....           --             --               --
                                              ------------   ------------   --------------
  Net assets................................  $21,154,504    $40,494,725      $83,951,108
                                              ------------   ------------   --------------
                                              ------------   ------------   --------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $ 5,332,696    $15,743,419      $28,224,147
  Non-qualified variable annuity
    contracts...............................   15,821,808     24,751,306       55,726,961
  Value of investment by Allmerica Financial
    Life Insurance and Annuity Company
    (Sponsor)...............................           --             --               --
                                              ------------   ------------   --------------
                                              $21,154,504    $40,494,725      $83,951,108
                                              ------------   ------------   --------------
                                              ------------   ------------   --------------

Qualified units outstanding, December 31,
 1998.......................................    4,712,194     18,040,994       21,174,849
Net asset value per qualified unit, December
 31, 1998...................................  $  1.131680    $  0.872647      $  1.332909
Non-qualified units outstanding, December
 31, 1998...................................   13,980,815     28,363,481       41,808,526
Net asset value per non-qualified unit,
 December 31, 1998..........................  $  1.131680    $  0.872647      $  1.332909

                                                 GROWTH        EMERGING
                                               AND INCOME      MARKETS         EUROPE
                                              ------------   ------------   ------------
ASSETS:
Investments in shares of Pioneer Variable
 Contracts Trust............................  $88,463,246    $     27,856   $  1,514,017
Receivable from Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....           --              --             --
                                              ------------   ------------   ------------
  Total assets..............................   88,463,246          27,856      1,514,017
LIABILITIES:
Payable to Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....           --              --             --
                                              ------------   ------------   ------------
  Net assets................................  $88,463,246    $     27,856   $  1,514,017
                                              ------------   ------------   ------------
                                              ------------   ------------   ------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $28,830,588    $      4,397   $    567,503
  Non-qualified variable annuity
    contracts...............................   59,632,658          23,438        946,493
  Value of investment by Allmerica Financial
    Life Insurance and Annuity Company
    (Sponsor)...............................           --              21             21
                                              ------------   ------------   ------------
                                              $88,463,246    $     27,856   $  1,514,017
                                              ------------   ------------   ------------
                                              ------------   ------------   ------------
Qualified units outstanding, December 31,
 1998.......................................   21,993,946           4,202        536,643
Net asset value per qualified unit, December
 31, 1998...................................  $  1.310842    $   1.046498   $   1.057505
Non-qualified units outstanding, December
 31, 1998...................................   45,491,873          22,417        895,045
Net asset value per non-qualified unit,
 December 31, 1998..........................  $  1.310842    $   1.046498   $   1.057505

   The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-P
               STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                  INTERNATIONAL GROWTH              CAPITAL GROWTH
                                               ---------------------------   -----------------------------
                                                 YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                                   1998           1997           1998            1997
                                               ------------   ------------   -------------   -------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $    890,850   $     90,381   $     680,838   $          --
  Mortality and expense risk fees............      (661,389)      (488,086)     (1,348,507)       (925,315)
  Administrative expense fees................       (81,745)       (60,326)       (166,669)       (114,365)
                                               ------------   ------------   -------------   -------------
    Net investment income (loss).............       147,716       (458,031)       (834,338)     (1,039,680)
                                               ------------   ------------   -------------   -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     4,083,140        473,914       7,079,065         549,333
  Net realized gain (loss) from sales of
    investments..............................      (858,991)       123,161         301,323         674,650
                                               ------------   ------------   -------------   -------------
  Net realized gain (loss)...................     3,224,149        597,075       7,380,388       1,223,983
  Net unrealized gain (loss).................    (6,753,777)      (833,701)    (14,125,218)     13,286,504
                                               ------------   ------------   -------------   -------------
    Net realized and unrealized gain
     (loss)..................................    (3,529,628)      (236,626)     (6,744,830)     14,510,487
                                               ------------   ------------   -------------   -------------

  Net increase (decrease) in net assets from
    operations...............................    (3,381,912)      (694,657)     (7,579,168)     13,470,807
                                               ------------   ------------   -------------   -------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    14,158,430     22,741,571      28,868,464      34,562,466
  Withdrawals................................    (2,628,552)    (1,864,858)     (5,147,413)     (3,065,144)
  Contract benefits..........................    (1,094,248)      (815,896)     (1,963,829)     (1,497,249)
  Contract charges...........................       (14,893)        (8,971)        (35,939)        (23,699)
  Transfers between sub-accounts (including
    fixed account), net......................    (7,504,480)     4,197,392     (13,498,935)      7,130,376
  Other transfers from (to) the General
    Account..................................     2,667,815        772,655       3,163,977       1,184,379
  Net increase (decrease) in investment by
    Sponsor..................................            --             --              --              --
                                               ------------   ------------   -------------   -------------
  Net increase (decrease) in net assets from
    contract transactions....................     5,584,072     25,021,893      11,386,325      38,291,129
                                               ------------   ------------   -------------   -------------

  Net increase (decrease) in net assets......     2,202,160     24,327,236       3,807,157      51,761,936

NET ASSETS:
  Beginning of year..........................    48,739,594     24,412,358     100,029,353      48,267,417
                                               ------------   ------------   -------------   -------------
  End of year................................  $ 50,941,754   $ 48,739,594   $ 103,836,510   $ 100,029,353
                                               ------------   ------------   -------------   -------------
                                               ------------   ------------   -------------   -------------

                                                    REAL ESTATE GROWTH
                                               ----------------------------

                                                 YEAR ENDED DECEMBER 31,
                                                   1998            1997
                                               -------------   ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $   1,420,835   $    899,720
  Mortality and expense risk fees............       (419,110)      (292,763)
  Administrative expense fees................        (51,800)       (36,184)
                                               -------------   ------------
    Net investment income (loss).............        949,925        570,773
                                               -------------   ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................        184,498         41,137
  Net realized gain (loss) from sales of
    investments..............................       (117,139)       252,219
                                               -------------   ------------
  Net realized gain (loss)...................         67,359        293,356
  Net unrealized gain (loss).................     (8,587,258)     3,758,359
                                               -------------   ------------
    Net realized and unrealized gain
     (loss)..................................     (8,519,899)     4,051,715
                                               -------------   ------------
  Net increase (decrease) in net assets from
    operations...............................     (7,569,974)     4,622,488
                                               -------------   ------------
CONTRACT TRANSACTIONS:
  Net purchase payments......................     10,831,104     16,808,158
  Withdrawals................................     (1,704,782)      (998,730)
  Contract benefits..........................       (626,301)      (279,646)
  Contract charges...........................        (11,572)        (6,410)
  Transfers between sub-accounts (including
    fixed account), net......................    (10,096,809)     4,827,964
  Other transfers from (to) the General
    Account..................................      1,443,199        747,548
  Net increase (decrease) in investment by
    Sponsor..................................             --             --
                                               -------------   ------------
  Net increase (decrease) in net assets from
    contract transactions....................       (165,161)    21,098,884
                                               -------------   ------------
  Net increase (decrease) in net assets......     (7,735,135)    25,721,372
NET ASSETS:
  Beginning of year..........................     36,651,924     10,930,552
                                               -------------   ------------
  End of year................................  $  28,916,789   $ 36,651,924
                                               -------------   ------------
                                               -------------   ------------

   The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-P
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                       EQUITY-INCOME                    BALANCED
                                               -----------------------------   ---------------------------
                                                  YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                                   1998            1997            1998           1997
                                               -------------   -------------   ------------   ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $   3,284,589   $   1,956,565   $  1,619,786   $    757,171
  Mortality and expense risk fees............     (2,010,718)     (1,013,070)      (687,744)      (351,807)
  Administrative expense fees................       (248,516)       (125,211)       (85,003)       (43,482)
                                               -------------   -------------   ------------   ------------
    Net investment income (loss).............      1,025,355         818,284        847,039        361,882
                                               -------------   -------------   ------------   ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................      1,816,463          59,861      1,914,656        258,539
  Net realized gain (loss) from sales of
    investments..............................      2,343,676       1,346,024        262,480        175,512
                                               -------------   -------------   ------------   ------------
  Net realized gain (loss)...................      4,160,139       1,405,885      2,177,136        434,051
  Net unrealized gain (loss).................     25,063,875      20,957,678     (2,677,717)     2,741,339
                                               -------------   -------------   ------------   ------------
    Net realized and unrealized gain
     (loss)..................................     29,224,014      22,363,563       (500,581)     3,175,390
                                               -------------   -------------   ------------   ------------

  Net increase (decrease) in net assets from
    operations...............................     30,249,369      23,181,847        346,458      3,537,272
                                               -------------   -------------   ------------   ------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................     60,162,656      46,057,375     22,891,314     20,877,883
  Withdrawals................................     (8,654,709)     (3,392,147)    (3,418,373)    (1,589,954)
  Contract benefits..........................     (2,632,631)     (1,782,924)    (1,265,525)      (891,283)
  Contract charges...........................        (36,737)        (16,403)       (12,519)        (5,525)
  Transfers between sub-accounts (including
    fixed account), net......................     (7,553,064)     11,323,556       (725,182)     4,112,661
  Other transfers from (to) the General
    Account..................................      7,663,539       1,426,781      5,174,087        734,750
  Net increase (decrease) in investment by
    Sponsor..................................             --              --             --             --
                                               -------------   -------------   ------------   ------------
  Net increase (decrease) in net assets from
    contract transactions....................     48,949,054      53,616,238     22,643,802     23,238,532
                                               -------------   -------------   ------------   ------------

  Net increase (decrease) in net assets......     79,198,423      76,798,085     22,990,260     26,775,804

NET ASSETS:
  Beginning of year..........................    123,027,901      46,229,816     43,281,685     16,505,881
                                               -------------   -------------   ------------   ------------
  End of year................................  $ 202,226,324   $ 123,027,901   $ 66,271,945   $ 43,281,685
                                               -------------   -------------   ------------   ------------
                                               -------------   -------------   ------------   ------------

                                                     AMERICA INCOME
                                               ---------------------------

                                                 YEAR ENDED DECEMBER 31,
                                                   1998           1997
                                               ------------   ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  1,146,829   $    481,164
  Mortality and expense risk fees............      (266,945)      (108,597)
  Administrative expense fees................       (32,993)       (13,422)
                                               ------------   ------------
    Net investment income (loss).............       846,891        359,145
                                               ------------   ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................            --             --
  Net realized gain (loss) from sales of
    investments..............................       190,301        (16,827)
                                               ------------   ------------
  Net realized gain (loss)...................       190,301        (16,827)
  Net unrealized gain (loss).................       256,340        299,832
                                               ------------   ------------
    Net realized and unrealized gain
     (loss)..................................       446,641        283,005
                                               ------------   ------------
  Net increase (decrease) in net assets from
    operations...............................     1,293,532        642,150
                                               ------------   ------------
CONTRACT TRANSACTIONS:
  Net purchase payments......................    11,413,228      6,844,021
  Withdrawals................................    (1,145,240)      (474,352)
  Contract benefits..........................      (455,477)      (121,607)
  Contract charges...........................        (4,024)        (1,482)
  Transfers between sub-accounts (including
    fixed account), net......................     1,236,333        574,188
  Other transfers from (to) the General
    Account..................................     1,959,234        138,383
  Net increase (decrease) in investment by
    Sponsor..................................            --             --
                                               ------------   ------------
  Net increase (decrease) in net assets from
    contract transactions....................    13,004,054      6,959,151
                                               ------------   ------------
  Net increase (decrease) in net assets......    14,297,586      7,601,301
NET ASSETS:
  Beginning of year..........................    14,181,445      6,580,144
                                               ------------   ------------
  End of year................................  $ 28,479,031   $ 14,181,445
                                               ------------   ------------
                                               ------------   ------------

   The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-P
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                       MONEY MARKET                SWISS FRANC BOND
                                               ----------------------------   ---------------------------
                                                 YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                                   1998           1997            1998           1997
                                               ------------   -------------   ------------   ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $    850,492   $     555,165   $  1,214,158   $         --
  Mortality and expense risk fees............      (232,559)       (150,787)      (329,812)      (214,128)
  Administrative expense fees................       (28,743)        (18,637)       (40,764)       (26,466)
                                               ------------   -------------   ------------   ------------
    Net investment income (loss).............       589,190         385,741        843,582       (240,594)
                                               ------------   -------------   ------------   ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................            --              --             --             --
  Net realized gain (loss) from sales of
    investments..............................            --              --       (220,224)      (167,069)
                                               ------------   -------------   ------------   ------------
  Net realized gain (loss)...................            --              --       (220,224)      (167,069)
  Net unrealized gain (loss).................            --              --      1,598,302       (803,923)
                                               ------------   -------------   ------------   ------------
    Net realized and unrealized gain
     (loss)..................................            --              --      1,378,078       (970,992)
                                               ------------   -------------   ------------   ------------

  Net increase (decrease) in net assets from
    operations...............................       589,190         385,741      2,221,660     (1,211,586)
                                               ------------   -------------   ------------   ------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    14,431,511      43,113,597     18,557,008      8,144,276
  Withdrawals................................    (2,913,201)     (1,366,472)    (1,770,781)      (604,411)
  Contract benefits..........................    (4,360,697)        (88,688)      (103,607)       (77,999)
  Contract charges...........................        (2,801)         (2,561)       (14,136)        (6,611)
  Transfers between sub-accounts (including
    fixed account), net......................      (457,911)    (39,835,426)       (58,126)     2,577,933
  Other transfers from (to) the General
    Account..................................       347,685          (6,848)       (50,370)       (32,858)
  Net increase (decrease) in investment by
    Sponsor..................................            --              --             --             --
                                               ------------   -------------   ------------   ------------
  Net increase (decrease) in net assets from
    contract transactions....................     7,044,586       1,813,602     16,559,988     10,000,330
                                               ------------   -------------   ------------   ------------

  Net increase (decrease) in net assets......     7,633,776       2,199,343     18,781,648      8,788,744

NET ASSETS:
  Beginning of year..........................    13,520,728      11,321,385     21,713,077     12,924,333
                                               ------------   -------------   ------------   ------------
  End of year................................  $ 21,154,504   $  13,520,728   $ 40,494,725   $ 21,713,077
                                               ------------   -------------   ------------   ------------
                                               ------------   -------------   ------------   ------------

                                                          GROWTH SHARES
                                               -----------------------------------
                                                                  PERIOD FROM
                                                YEAR ENDED       10/31/97** TO
                                                 12/31/98           12/31/97
                                               ------------   --------------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $     1,826         $       --
  Mortality and expense risk fees............     (452,778)            (3,766)
  Administrative expense fees................      (55,962)              (465)
                                               ------------       -----------
    Net investment income (loss).............     (506,914)            (4,231)
                                               ------------       -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................           --                 --
  Net realized gain (loss) from sales of
    investments..............................      238,266              1,156
                                               ------------       -----------
  Net realized gain (loss)...................      238,266              1,156
  Net unrealized gain (loss).................   10,024,760             19,377
                                               ------------       -----------
    Net realized and unrealized gain
     (loss)..................................   10,263,026             20,533
                                               ------------       -----------
  Net increase (decrease) in net assets from
    operations...............................    9,756,112             16,302
                                               ------------       -----------
CONTRACT TRANSACTIONS:
  Net purchase payments......................   44,999,387          1,737,338
  Withdrawals................................   (1,799,050)            (8,166)
  Contract benefits..........................     (381,119)                --
  Contract charges...........................       (5,172)               (42)
  Transfers between sub-accounts (including
    fixed account), net......................   19,769,727          2,751,899
  Other transfers from (to) the General
    Account..................................    7,066,690             47,202
  Net increase (decrease) in investment by
    Sponsor..................................           --                 --
                                               ------------       -----------
  Net increase (decrease) in net assets from
    contract transactions....................   69,650,463          4,528,231
                                               ------------       -----------
  Net increase (decrease) in net assets......   79,406,575          4,544,533
NET ASSETS:
  Beginning of year..........................    4,544,533                 --
                                               ------------       -----------
  End of year................................  $83,951,108         $4,544,533
                                               ------------       -----------
                                               ------------       -----------

** Date of initial investment

   The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-P
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                        GROWTH AND INCOME              EMERGING MARKETS            EUROPE
                                               -----------------------------------   --------------------   --------------------
                                                                  PERIOD FROM            PERIOD FROM            PERIOD FROM
                                                YEAR ENDED       10/31/97** TO          10/30/98** TO          10/30/98** TO
                                                 12/31/98           12/31/97               12/31/98               12/31/98
                                               ------------   --------------------   --------------------   --------------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $   358,635         $    2,775              $    --               $       --
  Mortality and expense risk fees............     (463,044)            (3,365)                 (15)                  (1,442)
  Administrative expense fees................      (57,230)              (416)                  (1)                    (178)
                                               ------------       -----------              -------              -----------
    Net investment income (loss).............     (161,639)            (1,006)                 (16)                  (1,620)
                                               ------------       -----------              -------              -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................           --                 --                   --                       --
  Net realized gain (loss) from sales of
    investments..............................       22,080                 (2)                  17                       --
                                               ------------       -----------              -------              -----------
  Net realized gain (loss)...................       22,080                 (2)                  17                       --
  Net unrealized gain (loss).................    9,964,412             67,826                  880                   64,935
                                               ------------       -----------              -------              -----------
    Net realized and unrealized gain
     (loss)..................................    9,986,492             67,824                  897                   64,935
                                               ------------       -----------              -------              -----------

  Net increase (decrease) in net assets from
    operations...............................    9,824,853             66,818                  881                   63,315
                                               ------------       -----------              -------              -----------

CONTRACT TRANSACTIONS:
  Net purchase payments......................   50,526,354          2,355,264               21,239                  425,441
  Withdrawals................................   (1,698,478)            (9,391)                  --                   (2,117)
  Contract benefits..........................     (792,533)                --                   --                       --
  Contract charges...........................       (3,925)               (32)                  --                       (5)
  Transfers between sub-accounts (including
    fixed account), net......................   18,157,625          1,931,969                1,053                  756,143
  Other transfers from (to) the General
    Account..................................    8,058,833             45,889                4,663                  271,220
  Net increase (decrease) in investment by
    Sponsor..................................           --                 --                   20                       20
                                               ------------       -----------              -------              -----------
  Net increase (decrease) in net assets from
    contract transactions....................   74,247,876          4,323,699               26,975                1,450,702
                                               ------------       -----------              -------              -----------

  Net increase (decrease) in net assets......   84,072,729          4,390,517               27,856                1,514,017

NET ASSETS:
  Beginning of year..........................    4,390,517                 --                   --                       --
                                               ------------       -----------              -------              -----------
  End of year................................  $88,463,246         $4,390,517              $27,856               $1,514,017
                                               ------------       -----------              -------              -----------
                                               ------------       -----------              -------              -----------

** Date of initial investment

   The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-P

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

    Separate Account VA-P, which funds the Pioneer Vision variable annuity contracts, is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the Company), established on October 27, 1994 for the purpose of separating from the general assets of the Company those assets used to fund certain variable annuity contracts issued by the Company. The Company is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company (First Allmerica). First Allmerica is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Under applicable insurance law, the assets and liabilities of Separate Account VA-P are clearly identified and distinguished from the other assets and liabilities of the Company. Separate Account VA-P cannot be charged with liabilities arising out of any other business of the Company.

    Separate Account VA-P is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Separate Account VA-P currently offers twelve Sub-Accounts under the contracts. Each Sub-Account invests exclusively in a corresponding investment portfolio of the Pioneer Variable Contracts Trust (the Fund). Each portfolio is managed by Pioneer Investment Management, Inc. (formerly named Pioneering Management Corporation). The Fund is an open-end, management investment company registered under the 1940 Act.

    Separate Account VA-P funds two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Section 401, 403, or 408 of the Internal Revenue Code (the
Code), while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified contract or a non-qualified contract.

    Certain prior year balances have been reclassified to conform with current year presentation.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS -- Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Fund. Net realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Fund at net asset value.

    FEDERAL INCOME TAXES -- The Company is taxed as a "life insurance company" under Subchapter L of the Code and files a consolidated federal income tax return with First Allmerica. The Company anticipates no tax liability resulting from the operations of Separate Account VA-P. Therefore, no provision for income taxes has been charged against Separate Account VA-P.

                             SEPARATE ACCOUNT VA-P

NOTE 3 -- INVESTMENTS

    The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in the Fund at December 31, 1998 were as follows:

                                                 PORTFOLIO INFORMATION
                                          ------------------------------------
                                                                     NET ASSET
                                           NUMBER OF    AGGREGATE      VALUE
INVESTMENT PORTFOLIO                        SHARES         COST      PER SHARE
----------------------------------------  -----------  ------------  ---------
International Growth....................   4,721,668   $ 57,579,054   $10.790
Capital Growth..........................   7,161,945    102,743,211    14.500
Real Estate Growth......................   2,212,262     32,332,588    13.070
Equity-Income...........................   9,404,431    152,291,646    21.500
Balanced................................   4,579,955     65,188,861    14.470
America Income..........................   2,767,639     27,960,543    10.290
Money Market............................  21,154,504     21,154,504     1.000
Swiss Franc Bond........................   3,063,141     40,267,750    13.220
Growth Shares...........................   4,131,452     73,906,971    20.320
Growth and Income.......................   4,467,841     78,431,008    19.800
Emerging Markets........................       2,656         26,976    10.490
Europe..................................     142,832      1,449,082    10.600

NOTE 4 -- RELATED PARTY TRANSACTIONS

    The Company makes a charge of 1.25% per annum based on the average daily net assets of each Sub-Account at each valuation date for mortality and expense risks. The Company also charges each Sub-Account 0.15% per annum based on the average daily net assets of each Sub-Account for administrative expenses. These charges are deducted from the daily value of each Sub-Account and are paid to the Company on a daily basis.

    A contract fee is currently deducted on the contract anniversary and upon full surrender of the contract when the accumulated value is less than $50,000 on contracts issued on Form A3025-96 (Pioneer Vision 2) and $50,000 or less on contracts issued on Form A3023-95 (Pioneer Vision). The fee is currently waived for the above contracts issued to and maintained by the trustee of a 401(k) plan.

    Allmerica Investments, Inc. (Allmerica Investments), a wholly-owned subsidiary of First Allmerica, is principal underwriter and general distributor of Separate Account VA-P, and does not receive any compensation for sales of the contracts. Commissions are paid by the Company to registered representatives of Allmerica Investments and to certain independent broker-dealers. The Pioneer Vision 2 and Pioneer Vision contracts have a contingent deferred sales charge and no deduction is made for sales charges at the time of the sale. For the years ended December 31, 1998 and 1997, the Company received $459,774 and $182,152, respectively, for contingent deferred sales charges applicable to Separate Account VA-P.

                             SEPARATE ACCOUNT VA-P

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS

    Transactions from contractowners and sponsor were as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                           1998                           1997
                                               ----------------------------   ----------------------------
                                                  UNITS          AMOUNT          UNITS          AMOUNT
                                               ------------   -------------   ------------   -------------
International Growth
  Issuance of Units..........................    23,995,205   $  29,142,665     27,421,873   $  35,312,945
  Redemption of Units........................   (20,119,321)    (23,558,593)    (8,021,017)    (10,291,052)
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................     3,875,884   $   5,584,072     19,400,856   $  25,021,893
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------
Capital Growth
  Issuance of Units..........................    27,714,477   $  45,826,266     34,980,357   $  52,814,487
  Redemption of Units........................   (21,772,156)    (34,439,941)    (9,801,579)    (14,523,358)
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................     5,942,321   $  11,386,325     25,178,778   $  38,291,129
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------
Real Estate Growth
  Issuance of Units..........................    10,801,396   $  18,178,492     17,299,530   $  28,116,775
  Redemption of Units........................   (11,106,808)    (18,343,653)    (4,544,021)     (7,017,891)
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................      (305,412)  $    (165,161)    12,755,509   $  21,098,884
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------
Equity-Income
  Issuance of Units..........................    44,267,991   $  88,989,860     48,076,797   $  78,041,834
  Redemption of Units........................   (20,036,088)    (40,040,806)   (14,928,631)    (24,425,596)
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................    24,231,903   $  48,949,054     33,148,166   $  53,616,238
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------
Balanced
  Issuance of Units..........................    24,928,106   $  38,706,706     20,321,783   $  28,876,353
  Redemption of Units........................   (10,462,939)    (16,062,904)    (4,352,053)     (5,637,821)
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................    14,465,167   $  22,643,802     15,969,730   $  23,238,532
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------
America Income
  Issuance of Units..........................    29,660,512   $  33,349,434     10,705,484   $  11,334,874
  Redemption of Units........................   (18,412,494)    (20,345,380)    (4,293,398)     (4,375,723)
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................    11,248,018   $  13,004,054      6,412,086   $   6,959,151
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------
Money Market
  Issuance of Units..........................    57,707,031   $  63,350,669     67,768,795   $  70,815,473
  Redemption of Units........................   (51,343,984)    (56,306,083)   (66,093,041)    (69,001,871)
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................     6,363,047   $   7,044,586      1,675,754   $   1,813,602
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------
Swiss Franc Bond
  Issuance of Units..........................    32,984,878   $  27,941,293     17,505,832   $  14,050,313
  Redemption of Units........................   (13,443,915)    (11,381,305)    (5,319,088)     (4,049,983)
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................    19,540,963   $  16,559,988     12,186,744   $  10,000,330
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------

                             SEPARATE ACCOUNT VA-P

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                 YEAR ENDED DECEMBER 31,
                                                           1998                           1997
                                               ----------------------------   ----------------------------
                                                  UNITS          AMOUNT          UNITS          AMOUNT
                                               ------------   -------------   ------------   -------------
Growth Shares
  Issuance of Units..........................    74,831,380   $  88,659,293      4,755,609   $   4,827,869
  Redemption of Units........................   (16,302,133)    (19,008,830)      (301,481)       (299,638)
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................    58,529,247   $  69,650,463      4,454,128   $   4,528,231
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------
Growth and Income
  Issuance of Units..........................    71,585,544   $  83,470,422      4,214,742   $   4,366,278
  Redemption of Units........................    (8,271,166)     (9,222,546)       (43,301)        (42,579)
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................    63,314,378   $  74,247,876      4,171,441   $   4,323,699
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------
Emerging Markets
  Issuance of Units..........................        26,619   $      26,975             --   $          --
  Redemption of Units........................            --              --             --              --
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................        26,619   $      26,975             --   $          --
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------
Europe
  Issuance of Units..........................     1,434,026   $   1,453,071             --   $          --
  Redemption of Units........................        (2,338)         (2,369)            --              --
                                               ------------   -------------   ------------   -------------
    Net increase (decrease)..................     1,431,688   $   1,450,702             --   $          --
                                               ------------   -------------   ------------   -------------
                                               ------------   -------------   ------------   -------------

NOTE 6 -- DIVERSIFICATION REQUIREMENTS

    Under the provisions of Section 817(h) of the Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of The Treasury.

    The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that Separate Account VA-P satisfies the current requirements of the regulations, and it intends that Separate Account VA-P will continue to meet such requirements.

                             SEPARATE ACCOUNT VA-P

NOTE 7 -- PURCHASES AND SALES OF SECURITIES

    Cost of purchases and proceeds from sales of shares of the Fund by Separate Account VA-P during the year ended December 31, 1998 were as follows:

INVESTMENT PORTFOLIO                                      PURCHASES       SALES
-------------------------------------------------------  ------------  ------------
International Growth...................................  $ 22,061,152  $ 12,235,114
Capital Growth.........................................    32,045,156    14,388,851
Real Estate Growth.....................................    12,697,155    11,733,429
Equity-Income..........................................    62,967,352    11,218,336
Balanced...............................................    31,371,258     5,965,761
America Income.........................................    25,904,327    12,053,131
Money Market...........................................    46,391,353    38,757,575
Swiss Franc Bond.......................................    24,624,394     7,220,817
Growth Shares..........................................    75,521,514     6,377,965
Growth and Income......................................    75,521,092     1,434,855
Emerging Markets.......................................        27,671           712
Europe.................................................     1,449,171            89
                                                         ------------  ------------
  Totals...............................................  $410,581,595  $121,386,635
                                                         ------------  ------------
                                                         ------------  ------------

                              PART C.  OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

  (a)     FINANCIAL STATEMENTS

          Financial Statements Included in Part A
          None

          Financial Statements Included in Part B
          Financial Statements for Allmerica Financial Life Insurance and Annuity Company
          Financial Statements for Separate Account VA-P of Allmerica Financial Life Insurance and Annuity Company

          Financial Statements Included in Part C
          None

  (b)     EXHIBITS

  EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated October 27, 1994 was previously filed on April 24, 1998 in Registration Statement No.
               33-85916/811-8848, Post-Effective Amendment No. 9, and is incorporated by reference herein.

  EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

  EXHIBIT 3    (a)  Underwriting and Administrative Services Agreement was
                    previously filed on April 24, 1998 in Registration Statement No. 33-85916/811-8848, Post-Effective Amendment No. 9, and is incorporated by reference herein.

               (b) Wholesaling Agreement and Amendment were previously filed on April 24, 1998 in Registration Statement No. 33-85916/811-8848, Post-Effective Amendment No. 9, and are incorporated by reference herein.

               (c) Bonus Product Commissions schedule is filed herewith. Sales Agreements with Commission Schedule were previously filed on April 24, 1998 in Registration Statement No. 33-85916/811-8848, Post-Effective Amendment No. 9, and are incorporated by reference herein.

               (d) General Agent's Agreement was previously filed on April 24, 1998 in Registration Statement No. 33-85916/811-8848,
                    Post-Effective Amendment No. 9, and is incorporated by reference herein.

               (e) Career Agent Agreement was previously filed on April 24, 1998 in Registration Statement No. 33-85916/811-8848, Post-Effective Amendment No. 9, and is incorporated by reference herein.

               (f) Registered Representative's Agreement was previously filed on April 24, 1998 in Registration Statement No. 33-85916/811-8848, Post-Effective Amendment No. 9, and is incorporated by reference herein.

  EXHIBIT 4  The following are filed herewith:

               (a)  Contract Form A3028-99;
               (b)  Specification Pages Form A8028-99;
               (c)  Enhanced Death Benefit "EDB" Rider (Form 3264-99);
               (d)  Enhanced Death Benefit "EDB" Rider (Form 3265-99);
               (e)  Enhanced Death Benefit "EDB" Rider (Form 3266-99);
               (f) Minimum Guaranteed Annuity Payout ("M-GAP") Rider (Form 3269-99);
               (g)  Minimum Annuitization Floor ("MAF") Rider (Form
                    3267-99);
               (h)  Annuitization Payment Ratchet ("APR") Rider (Form
                    3270-99);
               (i)  Trail Employee Program Endorsement (Form 3274-99);
                    and
               (j)  Trail Employee Program Endorsement (Form 3275-99).

  EXHIBIT 5    Application Form SML-1468P is filed herewith.

  EXHIBIT 6 The Depositor's Articles of Incorporation and Bylaws were previously filed in Registrant's initial Registration Statement on November 3, 1994 and are incorporated by reference herein. An Amendment to the Articles of Incorporation and Bylaws were previously filed on October 1, 1996, and are incorporated by reference herein.

  EXHIBIT 7    Not Applicable.

  EXHIBIT 8    (a)  BFDS Agreements for lockbox and mailroom services were previously filed on April 24, 1998 in Registration Statement No. 33-85916/811-8848, Post-Effective Amendment No. 9, and are incorporated by reference herein.

               (b)  Directors' Power of Attorney is filed herewith.

  EXHIBIT 9    Opinion of Counsel is filed herewith.

  EXHIBIT 10   Consent of Independent Accountants is filed herewith.

  EXHIBIT 11   None.

  EXHIBIT 12   None.

  EXHIBIT 13   Not Applicable.

  EXHIBIT 14   Not Applicable.

  EXHIBIT 15 Participation Agreement with Pioneer was previously filed on April 24, 1998 in Registration Statement No.
               33-85916/811-8848, Post-Effective Amendment No. 9, and is incorporated by reference herein.

ITEM 25.       DIRECTORS AND PRINCIPAL OFFICERS OF THE DEPOSITOR

  The principal business address of all the following Directors and Officers is:
  440 Lincoln Street
  Worcester, Massachusetts  01653

                   DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

 NAME AND POSITION WITH COMPANY                                   PRINCIPAL OCCUPATION(s) DURING PAST FIVE YEARS
 ------------------------------                                   ----------------------------------------------
 Bruce C. Anderson                            Director (since 1996), Vice President (since 1984) and Assistant Secretary (since
   Director                                   1992) of First Allmerica

 Warren E. Barnes                             Vice President (since 1996) and Corporate Controller (since 1998) of First Allmerica
   Vice President and
   Corporate Controller

 Robert E. Bruce                              Director and Chief Information Officer (since 1997) and Vice President (since 1995)
   Director and Chief Information             of First Allmerica; and Corporate Manager (1979 to 1995) of Digital Equipment
   Officer                                    Corporation

 Mary Eldridge                                Secretary (since 1999) of Allmerica Financial; Secretary (since 1999) of Allmerica
   Secretary                                  Investments, Inc.; and Secretary (since 1999) of Allmerica Financial Investment
                                              Management Services, Inc.

 John P. Kavanaugh                            Director and Chief Investment Officer (since 1996) and Vice President (since 1991) of
   Director, Vice President and               First Allmerica; and Vice President (since 1998) of Allmerica Financial Investment
   Chief Investment Officer                   Management Services, Inc.

 John F. Kelly                                Director (since 1996), Senior Vice President (since 1986), General Counsel (since
   Director, Vice President and               1981) and Assistant Secretary (since 1991) of First Allmerica; Director (since 1985)
   General Counsel                            of Allmerica Investments, Inc.; and Director (since 1990) of Allmerica Financial
                                              Investment Management Services, Inc.

 J. Barry May                                 Director (since 1996) of First Allmerica; Director and President (since 1996) of The
   Director                                   Hanover Insurance Company; and Vice President (1993 to 1996) of The Hanover Insurance
                                              Company

 James R. McAuliffe                           Director (since 1996) of First Allmerica; Director (since 1992), President (since
   Director                                   1994) and Chief Executive Officer (since 1996) of Citizens Insurance Company of
                                              America

 John F. O'Brien                              Director, President and Chief Executive Officer (since 1989) of First Allmerica;
   Director and Chairman of                   Director (since 1989) of Allmerica Investments, Inc.; and Director and Chairman of
   the Board                                  the Board (since 1990) of Allmerica Financial Investment Management Services, Inc.

 Edward J. Parry, III                         Director and Chief Financial Officer (since 1996) and Vice President and Treasurer
   Director, Vice President,                  (since 1993) of First Allmerica; Treasurer (since 1993) of Allmerica Investments,
   Chief Financial Officer and                Inc.; and Treasurer (since 1993) of Allmerica Financial Investment Management
   Treasurer                                  Services, Inc.

 Richard M. Reilly                            Director (since 1996) and Vice President (since 1990) of First Allmerica; Director
   Director, President and                    (since 1990) of Allmerica Investments, Inc.; and Director and President (since 1998)
   Chief Executive Officer                    of Allmerica Financial Investment Management Services, Inc.

 Robert P. Restrepo, Jr.                      Director and Vice President (since 1998) of First Allmerica; Chief Executive Officer
   Director                                   (1996 to 1998) of Travelers Property & Casualty; Senior Vice President (1993 to 1996)
                                              of Aetna Life & Casualty Company

 Eric A. Simonsen                             Director (since 1996) and Vice President (since 1990) of First Allmerica; Director
   Director and Vice President                (since 1991) of Allmerica Investments, Inc.; and Director (since 1991) of Allmerica
                                              Financial Investment Management Services, Inc.

 Phillip E. Soule                             Director (since 1996) and Vice President (since 1987) of First Allmerica
   Director

ITEM 26.   PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                Allmerica Financial Corporation

                                            Delaware
     |               |                  |                  |              |            |              |
______________________________________________________________________________________________________________
 Financial          100%               100%               100%           100%         100%           100%
Profiles, Inc.  Allmerica, Inc.      Allmerica       First Allmerica  AFC Capital   Allmerica   First Sterling
                                   Funding Corp.     Financial Life    Trust I      Services        Limited
                                                       Insurance                   Corporation
                                                        Company

 California     Massachusetts       Massachusetts     Massachusetts    Delaware    Massachusetts    Bermuda
                                                            |                                    |
30%                                                   _________________                    _____________
                                                            |                                    |
                                                           100%                                 100%
                                                           SMA                            First Sterling
                                                      Financial Corp.                      Reinsurance
                                                                                             Company
                                                                                             Limited

                                                             Massachusetts                    Bermuda
                                                                     |
______________________________________________________________________________________________________________________
        |                   |                    |                   |                     |                   |
         70%               100%               99.2%                 100%                  100%                100%
     Allmerica        Sterling Risk         Allmerica             Allmerica             Allmerica           Allmerica
     Property           Management             Trust             Investments,           Financial        Financial Life
    & Casualty        Services, Inc.       Company, N.A.            Inc.                Investment       Insurance and
  Companies, Inc.                                                                       Management      Annuity Company
                                                                                      Services, Inc.

                                             Federally
     Delaware            Delaware            Chartered          Massachusetts         Massachusetts         Delaware
         |
___________________________________________________________________________
         |                  |                   |                    |
       100%                100%                100%                 100%
        APC             The Hanover          Allmerica           Citizens
   Funding Corp.         Insurance           Financial           Insurance
                          Company            Insurance           Company of
                                           Brokers, Inc.          Illinois

   Massachusetts       New Hampshire       Massachusetts          Illinois
                             |
______________________________________________________________________________________________________________________
        |                                       |                    |                     |                  |
       100%                 100%               100%                 100%                 82.5%               100%
     Allmerica            Allmerica         The Hanover        Hanover Texas           Citizens          Massachusetts
     Financial              Plus             American            Insurance            Corporation        Bay Insurance
      Benefit             Insurance          Insurance           Management                                 Company
     Insurance          Agency, Inc.          Company          Company, Inc.
      Company

   Pennsylvania        Massachusetts       New Hampshire           Texas                Delaware         New Hampshire
                                                                                           |
                                                              ________________________________________________________
                                                                     |                     |                   |
                                                                    100%                  100%               100%
                                                                  Citizens         Citizens Insurance      Citizens
                                                                 Insurance            Company of           Insurance
                                                              Company of Ohio           America         Company of the
                                                                                                            Midwest

                                                                    Ohio                Michigan            Indiana
                                                                                           |
                                                                                    _______________
                                                                                          100%
                                                                                        Citizens
                                                                                    Management Inc.

                                                                                        Michigan



                                Allmerica Financial Corporation

                                            Delaware
     |                    |                     |                   |             |           |               |
_______________________________________________________________________________________________________________________
  Financial              100%                  100%               100%           100%        100%            100%
Profiles, Inc.     Allmerica, Inc.          Allmerica        First Allmerica  AFC Capital   Allmerica   First Sterling
                                          Funding Corp.      Financial Life    Trust I      Services        Limited
                                                                Insurance                  Corporation
                                                                 Company

 California         Massachusetts         Massachusetts       Massachusetts    Delaware   Massachusetts     Bermuda
                                                      |                                          |

_____________________________________________________________________________________________________________________
        |                    |                   |                     |                   |
       100%                100%                 100%                  100%                100%
     Allmerica           Allmerica           Allmerica             Allmerica           Allmerica
    Investment             Asset         Financial Services          Asset             Benefits
    Management          Management,          Insurance            Management,             Inc.
   Company, Inc.            Inc.            Agency, Inc.            Limited

   Massachusetts       Massachusetts       Massachusetts            Bermuda             Florida

                                                              ________________      _________________________________
                                                              Allmerica Equity         Greendale              AAM
                                                                 Index Pool             Special           Equity Fund
                                                                                       Placements
                                                                                          Fund

                                                               Massachusetts         Massachusetts       Massachusetts
_____________________________________
        |                   |                                 --------------  Grantor Trusts established for the benefit of First
       100%                100%                                               Allmerica, Allmerica Financial Life, Hanover and
     Allmerica          AMGRO, Inc.                                           Citizens
     Financial                                                   Allmerica               Allmerica
     Alliance                                                 Investment Trust          Securities
     Insurance                                                                             Trust
      Company
                                                               Massachusetts           Massachusetts
   New Hampshire       Massachusetts
                             |
                      _______________
                             |
                           100%                               --------------  Affiliated Management Investment Companies
                          Lloyds
                          Credit                                                    Hanover Lloyd's
                        Corporation                                                    Insurance
                                                                                        Company

                       Massachusetts                                                     Texas

                                                              --------------  Affiliated Lloyd's plan company, controlled by
                                                                              Underwriters for the benefit of The Hanover
                                                                              Insurance Company

                                                                                          AAM              AAM
                                                                                       Growth &            High
                                                                                      Income Fund       Yield Fund,
                                                                                          L.P.            L.L.C.

                                                                                        Delaware       Massachusetts

                                                              --------------  L.P. or L.L.C. established for the benefit of
                                                                              First Allmerica, Allmerica
                                                                              Financial Life, Hanover and
                                                                              Citizens


               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY


                       NAME                                     ADDRESS                             TYPE OF BUSINESS
                       ----                                     -------                             ----------------
 AAM Equity Fund                                  440 Lincoln Street                  Massachusetts Grantor Trust
                                                  Worcester MA 01653

 AAM Growth & Income Fund, L.P.                   440 Lincoln Street                  Limited Partnership
                                                  Worcester MA 01653

 AFC Capital Trust I                              440 Lincoln Street                  Statutory Business Trust
                                                  Worcester MA 01653

 Allmerica Asset Management Limited               440 Lincoln Street                  Investment advisory services
                                                  Worcester MA 01653

 Allmerica Asset Management, Inc.                 440 Lincoln Street                  Investment advisory services
                                                  Worcester MA 01653

 Allmerica Benefits, Inc.                         440 Lincoln Street                  Non-insurance medical services
                                                  Worcester MA 01653

 Allmerica Equity Index Pool                      440 Lincoln Street                  Massachusetts Grantor Trust
                                                  Worcester MA 01653

 Allmerica Financial Alliance Insurance Company   100 North Parkway                   Multi-line property and casualty insurance
                                                  Worcester MA 01605

 Allmerica Financial Benefit Insurance Company    100 North Parkway                   Multi-line property and casualty insurance
                                                  Worcester MA 01605

 Allmerica Financial Corporation                  440 Lincoln Street                  Holding Company
                                                  Worcester MA 01653

 Allmerica Financial Insurance Brokers, Inc.      440 Lincoln Street                  Insurance Broker
                                                  Worcester MA 01653

 Allmerica Financial Life Insurance and Annuity   440 Lincoln Street                  Life insurance, accident and health
 Company (formerly known as SMA Life Assurance    Worcester MA 01653                  insurance, annuities, variable annuities and
 Company)                                                                             variable life insurance

 Allmerica Financial Services Insurance Agency,   440 Lincoln Street                  Insurance Agency
 Inc.                                             Worcester MA 01653

 Allmerica Funding Corp.                          440 Lincoln Street                  Special purpose funding vehicle for
                                                  Worcester MA 01653                  commercial paper

 Allmerica, Inc.                                  440 Lincoln Street                  Common employer for Allmerica Financial
                                                  Worcester MA 01653                  Corporation entities

 Allmerica Financial Investment Management        440 Lincoln Street
 Services, Inc. (formerly known as                Worcester MA 01653                  Investment advisory services
 Allmerica Institutional Services, Inc.
 and 440 Financial Group of Worcester, Inc.)

 Allmerica Investment Management Company, Inc.    440 Lincoln Street                  Investment advisory services
                                                  Worcester MA 01653

 Allmerica Investments, Inc.                      440 Lincoln Street                  Securities, retail broker-dealer
                                                  Worcester MA 01653

 Allmerica Investment Trust                       440 Lincoln Street                  Investment Company
                                                  Worcester MA 01653
                                                                                      Insurance Agency
 Allmerica Plus Insurance Agency, Inc.            440 Lincoln Street
                                                  Worcester MA 01653

 Allmerica Property & Casualty Companies, Inc.    440 Lincoln Street                  Holding Company
                                                  Worcester MA 01653

 Allmerica Securities Trust                       440 Lincoln Street                  Investment Company
                                                  Worcester MA 01653

 Allmerica Services Corporation                   440 Lincoln Street                  Internal administrative services provider to
                                                  Worcester MA 01653                  Allmerica Financial Corporation entities

 Allmerica Trust Company, N.A.                    440 Lincoln Street                  Limited purpose national trust company
                                                  Worcester MA 01653

 AMGRO, Inc.                                      100 North Parkway                   Premium financing
                                                  Worcester MA 01605

 Citizens Corporation                             440 Lincoln Street                  Holding Company
                                                  Worcester MA 01653

 Citizens Insurance Company of America            645 West Grand River                Multi-line property and casualty insurance
                                                  Howell MI 48843

 Citizens Insurance Company of Illinois           333 Pierce Road                     Multi-line property and casualty insurance
                                                  Itasca IL 60143

 Citizens Insurance Company of the Midwest        3950 Priority Way South Drive,      Multi-line property and casualty insurance
                                                  Suite 200
                                                  Indianapolis IN 46280

 Citizens Insurance Company of Ohio               8101 N. High Street                 Multi-line property and casualty insurance
                                                  P.O. Box 342250
                                                  Columbus OH 43234

 Citizens Management, Inc.                        645 West Grand River                Services management company
                                                  Howell MI 48843

 Financial Profiles                               5421 Avenida Encinas                Computer software company
                                                  Carlsbad, CA 92008

 First Allmerica Financial Life Insurance         440 Lincoln Street                  Life, pension, annuity, accident and health
 Company (formerly State Mutual Life Assurance    Worcester MA 01653                  insurance company
 Company of America)

 First Sterling Limited                           440 Lincoln Street                  Holding Company
                                                  Worcester MA 01653

 First Sterling Reinsurance Company Limited       440 Lincoln Street                  Reinsurance Company
                                                  Worcester MA 01653

 Greendale Special Placements Fund                440 Lincoln Street                  Massachusetts Grantor Trust
                                                  Worcester MA 01653

 The Hanover American Insurance Company           100 North Parkway                   Multi-line property and casualty insurance
                                                  Worcester MA 01605

 The Hanover Insurance Company                    100 North Parkway                   Multi-line property and casualty insurance
                                                  Worcester MA 01605

 Hanover Texas Insurance Management Company,      801 East Campbell Road              Attorney-in-fact for Hanover Lloyd's
 Inc.                                             Richardson TX 75081                 Insurance Company

 Hanover Lloyd's Insurance Company                801 East Campbell Road              Multi-line property and casualty insurance
                                                  Richardson TX 75081

 Lloyds Credit Corporation                        440 Lincoln Street                  Premium financing service franchises
                                                  Worcester MA 01653

 Massachusetts Bay Insurance Company              100 North Parkway                   Multi-line property and casualty insurance
                                                  Worcester MA 01605

 SMA Financial Corp.                              440 Lincoln Street                  Holding Company
                                                  Worcester MA 01653

 Sterling Risk Management Services, Inc.          440 Lincoln Street                  Risk management services
                                                  Worcester MA 01653


ITEM 27.       NUMBER OF CONTRACT OWNERS

     As of April 30, 1999, the Variable Account had 4,341 Qualified Contract holders and 10,588 Non-Qualified Contract holders.

ITEM 28.       INDEMNIFICATION

     Article VIII of the Bylaws of Allmerica Financial Life Insurance and Annuity Company (the Depositor) states: Each Director and each Officer of the Corporation, whether or not in office, (and his executors and administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

ITEM 29.       PRINCIPAL UNDERWRITERS

     a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

          - VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

          - Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.

          -  Allmerica Investment Trust

     (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
          440 Lincoln Street
          Worcester, Massachusetts 01653

             NAME                  POSITION OR OFFICE WITH UNDERWRITER
             ----                  -----------------------------------
     Emil J. Aberizk, Jr.          Vice President

     Edward T. Berger              Vice President and Chief Compliance Officer

     Richard F. Betzler, Jr.       Vice  President

     Mary Eldridge                  Secretary

     Philip L. Heffernan           Vice President

     John F. Kelly                 Director

     Daniel Mastrototaro           Vice President

     William F. Monroe, Jr.        Vice President

     David J. Mueller              Vice President and Controller

     John F. O'Brien               Director

     Stephen Parker                President, Director and Chief Executive
                                   Officer

     Edward J. Parry, III          Treasurer

     Richard M. Reilly             Director

     Eric A. Simonsen              Director

     Mark G. Steinberg             Senior Vice President

ITEM 30.       LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

ITEM 31.       MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.       UNDERTAKINGS

     (a) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission ("SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

     (b) The Registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Policies are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Registrant, a separate account of Allmerica Financial Life Insurance and Annuity Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption/withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption/withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption/withdrawal restrictions imposed by the Program and by
          Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (I) the restrictions on redemption/withdrawal imposed by the Program and by Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

     Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 15th day of June, 1999.

                              SEPARATE ACCOUNT VA-P OF
              ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

          By: /s/ Mary Eldridge
              -------------------------------
              Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

 Signatures                                  Title                                                Date
 ----------                                  -----                                                ----
 /s/ Warren E. Barnes                        Vice President and Corporate Controller              June 15, 1999
 -----------------------------------------
 Warren E. Barnes

 Edward J. Parry III*                        Director, Vice President, Chief Financial Officer    June 15, 1999
 -----------------------------------------   and Treasurer

 Richard M. Reilly*                          Director, President and                              June 15, 1999
 -----------------------------------------   Chief Executive Officer

 John F. O'Brien*                            Director and Chairman of the Board                   June 15, 1999
 -----------------------------------------

 Bruce C. Anderson*                          Director                                             June 15, 1999
 -----------------------------------------

 Robert E. Bruce*                            Director and Chief Information Officer               June 15, 1999
 -----------------------------------------

 John P. Kavanaugh*                          Director, Vice President and                         June 15, 1999
 -----------------------------------------   Chief Investment Officer

 John F. Kelly*                              Director, Vice President and                         June 15, 1999
 -----------------------------------------   General Counsel

 J. Barry May*                               Director                                             June 15, 1999
 -----------------------------------------

 James R. McAuliffe*                         Director                                             June 15, 1999
 -----------------------------------------

 Robert P. Restrepo, Jr.*                    Director                                             June 15, 1999
 -----------------------------------------

 Eric A. Simonsen*                           Director and Vice President                          June 15, 1999
 -----------------------------------------

 Phillip E. Soule*                           Director                                             June 15, 1999
 -----------------------------------------

*Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated April 1, 1999 duly executed by such persons.

/s/ Sheila B. St. Hilaire
 -----------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                                   EXHIBIT TABLE


Exhibit 3(c)        Bonus Product Commission Schedule

Exhibit 4           Contract Form A3028-99, Specification Pages
                    Form A8028-99, Riders and Endorsements

Exhibit 5           Application Form SML-1468P

Exhibit 8(b)        Directors' Power of Attorney

Exhibit 9           Opinion of Counsel

Exhibit 10          Consent of Independent Accountants